Version 5

New Leadership Is Needed At Arconic

January 31st, 2017
www.NewArconic.com

Disclaimer



THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ELLIOTT MANAGEMENT CORPORATION AND ITS AFFILIATES (COLLECTIVELY, "ELLIOTT MANAGEMENT") AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ARCONIC INC. ("ARCONIC" OR, THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.THIS MATERIAL DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY DESCRIBED HEREIN IN ANY JURISDICTION TO ANY PERSON, NOR DOES IT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR AN INCITEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT. THIS MATERIAL IS INFORMATIONAL ONLY AND SHOULD NOT BE USED AS THE BASIS FOR ANY INVESTMENT DECISION, NOR SHOULD IT BE RELIED UPON FOR LEGAL, ACCOUNTING OR TAX DVICE OR INVESTMENT RECOMMENDATIONS OR FOR ANY OTHER PURPOSE. NO REPRESENTATION OR WARRANTY IS MADE THAT ELLIOTT MANAGEMENT'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT ELLIOTT MANAGEMENT'S INVESTMENT WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. ELLIOTT MANAGEMENT HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT PROJECTIONS AND FORWARD LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN AND ACTUAL RESULTS MAY DIFFER FROM THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. NO REPRESENTATION OR WARRANTY IS MADE AS TO THE ACCURACY OR REASONABLENESS OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN. ALL AMOUNTS, MARKET VALUE INFORMATION AND ESTIMATES INCLUDED IN THIS MATERIAL HAVE BEEN OBTAINED FROM OUTSIDE SOURCES THAT ELLIOTT MANAGEMENT BELIEVES TO BE RELIABLE OR REPRESENT THE BEST JUDGMENT OF ELLIOTT MANAGEMENT AS OF THE DATE OF THIS MATERIAL. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION OR VIEWS CONTAINED HEREIN. PROJECTIONS, MARKET OUTLOOKS, ASSUMPTIONS OR ESTIMATES IN THIS MATERIAL ARE FORWARD-LOOKING STATEMENTS, ARE BASED UPON CERTAIN ASSUMPTIONS, AND ARE SUBJECT TO A VARIETY OF RISKS AND CHANGES, INCLUDING RISKS AND CHANGES AFFECTING INDUSTRIES GENERALLY AND ARCONIC SPECIFICALLY. ELLIOTT MANAGEMENT RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. ELLIOTT MANAGEMENT DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

ELLIOTT®

Why Are We Here?



Prolonged disappointing financial results combined with the irreparably damaged credibility of Arconic's current management have created a circumstance whereby Arconic will never approach its potential under the current CEO

- For more than a year, Elliott has engaged in private discussions with the Company regarding the numerous ways in which Arconic could effectively execute its business separation, improve operational performance, enhance investor communications, and establish improved corporate governance practices
  - While we have appreciated the dialogue and remain excited about the Arconic opportunity, we **believe a change in CEO is needed for the Company to sustainably create maximum shareholder value**

Clear Evidence for the Need of Change in Leadership

 ## Poor Total Shareholder Returns
- — *A cumulative loss of nearly 70% in value*
- — *Profound underperformance compared to any of the Company's self-selected peer groups*
- — *Worst TSR record of any active S&P 500 CEO*

 ## Abysmal Operating Performance
- — *On pace to miss all key operating metrics for 2016; new 2019 targets are indistinguishable from the original guidance for 2016*
- — *Returns on invested capital have remained below cost of capital during Dr. Klaus Kleinfeld's entire tenure*
- — *Massive margin improvement opportunity has existed for years and has not been realized*

 ## Broken Company Culture
- — *We believe that an obsession with image, prestige, and stature is the current CEO's key focus*
- — *Wasteful corporate spending on questionable projects that enthuse the CEO but provide little benefit to the business or shareholders*
- — *Antiquated corporate governance has resulted in failure to hold the CEO accountable, but has enabled the delivery to him of more than $111 million in compensation over an 8 year period*

Poor Total Shareholder Return: See pages 5,11,12, and 13 for details

ELLIOTT®

Our Goals at Arconic



Elliott is Arconic's largest shareholder, owning approximately 10.5% of shares outstanding. We are seeking <u>sustained improvements</u> at Arconic to benefit all long-term stakeholders

Please note that Elliott holds economic interest of over 12.1% of Arconic

Change the Culture



- ✓ Instill a culture dedicated to fierce operational focus
- ✓ Foster an entrepreneurial spirit by empowering and incentivizing each business unit and each manufacturing plant to participate in the upside of operational improvements
- ✓ Eliminate image-driven and wasteful culture (e.g. "The Jetsons" ad campaign, continued headquarters at Lever House)
- ✓ Overhaul the Company's antiquated corporate governance and adopt modern best practices demonstrating that "New Arconic" welcomes accountability

Improve the Business



- ✓ Achieve substantial and real corporate-level margin improvement through:
  - ✓ Closing the persistent margin gap to the Company's closest peer in the EPS business
  - ✓ Achieving real margin improvements in GRP and TCS businesses
  - ✓ Dramatically reducing corporate overhead
- ✓ Allocate capital away from wasteful projects and toward more practical growth strategies

We believe that through a combination of operational and cultural changes, Arconic has an approximately 45 – 105% upside

ELLIOTT®

Source for images: Instagram

Change the Culture: Remove Dr. Klaus Kleinfeld from Arconic

Despite years of poor performance, a culture of grandiose rhetoric devoid of any real substance or follow-through has been tolerated

> Arconic points to this performance metric to assert that Dr. Kleinfeld "saved the Company."

	1-Year	2-Year	3-Year	4-Year	5-Year	6-Year	7-Year	8-Year	Since CEO	Since Low
vs Proxy Peers	(3.0)	(46.3)	(11.7)	(39.1)	(91.8)	(120.6)	(181.6)	(207.0)	**(155.9)**	(293.0)
vs. Industrials Proxy Peers	(5.6)	(54.4)	(36.6)	(86.8)	(135.8)	(149.1)	(193.7)	(234.0)	**(186.8)**	(286.5)
vs. Materials Proxy Peers	(2.0)	(36.5)	(2.8)	(23.2)	(80.7)	(92.1)	(173.8)	(129.0)	**(67.8)**	(353.6)
vs. Aluminum Peers	(12.6)	(45.6)	(47.7)	(18.9)	(8.8)	8.3	0.1	(75.7)	**(19.7)**	**66.3**
vs. S&P 500	4.1	(51.5)	(21.9)	(48.0)	(96.7)	(125.5)	(154.6)	(167.5)	**(150.3)**	(166.7)

Sampling of Dr. Klaus Kleinfeld's Public Comments

(4/12/10) "**We're exceeding our goals**...*we have the future in our hands*...*very proud of the almost flawless execution.*"

(7/12/10) "**Alcoa's performance is strengthening**. *The long-term drivers remain intact... you will expect profitability to grow and* **outperform our past**.."

(1/10/11) **We continue to produce outstanding shareholder value across all businesses**, *and take my word, that's our promise.*"

(4/11/11) "*This quarter marks an* **excellent performance**"

(5/6/11) "*We have* **unprecedented growth opportunities**. *Our end markets are improving pretty much all across the board.*"

(7/11/11) "...*on a road to* **sustained better performance**"

(10/11/11) "*Alcoa remains a* **confident Company** *in a nervous world*"

(11/9/11) "*We continue to* **accelerate to build up shareholder value creation**"

(4/10/12) "*We've had a* **strong start** *in 2012. We are* **delivering on our promises**"

(7/9/12) "...*there are* **exciting things in our future**. *[A]ll of this will make us stronger.*"

(1/8/13) "*We are* **well positioned to maximize on profitable growth**."

(4/8/13) "*We are* **executing on our targets to deliver long-term value**. *Our strategy is working*"

(10/8/13) "**We are creating value** *by executing our strategy...[W]e've really been firing on all cylinders*"

(4/8/14) "*Stay close,* **you will see more of this** *[strong performance]*"

(7/8/14) "*We are transforming Alcoa. We are* **creating compelling sustainable value**."

(10/8/14) "*This quarter is a clear data point that Alcoa's* **transformation is delivering**."

(1/12/15) "*The* **transformation is delivering sustainable value**."

(4/8/15) "**The best is yet to come**."

(7/8/15) **This has been a strong quarter**."

(1/11/16) "**We're actually on a very, very good course, capturing the synergies, right, from gaining more market share there, from getting the operational -- the ability of the equipment up to the level that we are used to, and that's all happening. That's all happening**."

(4/11/16) "**We're on course for the second half of 2016** *[guidance].*"

(7/11/16) "*And I mean, as I said before,* **there is a ramp-up curve that we are seeing in the second half**....*This is ramping up. And we are on track to meet our targets*"

Peer Group Median. Source: Bloomberg. TSR Trailing as of 10/31/2016, the day before Alcoa and Arconic split. Since CEO TSR: 5/1/2008 - 10/31/2016. Peer Proxy is Alcoa's 2016 self-selected proxy peers and includes two groups named by the Company, Industrials Peers which are the following ten companies: 3M CO, CUMMINS INC, DANAHER CORP, DEERE & CO, EATON CORP PLC, EMERSON ELECTRIC CO, GENERAL DYNAMICS CORP, L3 TECHNOLOGIES INC, NORTHROP GRUMMAN CORP, RAYTHEON COMPANY, And Materials Peers which are the following 10 companies: DU PONT (E.I.) DE NEMOURS, DOW CHEMICAL CO/THE, FREEPORT-MCMORAN INC, HUNTSMAN CORP, INTERNATIONAL PAPER CO, PPG INDUSTRIES INC, NEWMONT MINING CORP, NUCOR CORP, UNITED STATES STEEL CORP, LYONDELLBASELL INDU-CL A. The Company's self-selected Aluminum Company peers consist of: ALUMINUM CORP OF CHINA LTD-H, UNITED CO RUSAL PLC, NORSK HYDRO ASA, ALUMINA LTD, NATIONAL ALUMINIUM CO LTD, SHANDONG NANSHAN ALUMINUM. Since Low is date range 3/6/2009 – 10/31/2016.

ELLIOTT®

Source for all quotes in this presentation, Bloomberg transcripts, unless otherwise indicated. Emphasis added by Elliott for all quotes throughout this presentation

Change the Culture: Consider Larry Lawson for CEO



Elliott has engaged Mr. Lawson as a consultant on its investment in Arconic and believes that Mr. Lawson should be a leading candidate to become the Company's CEO, as he has the ideal set of skills needed to turn around Arconic's woefully and continually underperforming business

Larry Lawson





✓ Former CEO of Spirit Aerosystems, Inc. (NYSE: SPR)

✓ Former Executive Vice President of Aeronautics of Lockheed Martin (NYSE: LMT)

✓ Former Flight Control Engineer of McDonnell Douglas (Acquired by The Boeing Company in 1997)

Spirit TSR with Mr. Lawson as CEO



Outperformed S&P 500 by 108%

"**SPR stock is up over 160% since Larry Lawson was named president and CEO** of the company on March 19, 2013 effective April 6, 2013. Sentiment for **SPR has improved as the company focused on controlling costs, generating positive free cash flow**, and divesting the problematic G650 and G280 wing programs in Tulsa. In our view**, market expectation for performance is now significantly higher for SPR than with the previous management team**."

BAML, 4/30/15

"[H]e is a **tough change agent with unrelenting demands on performance improvements**. As such, we're beginning to conclude that he might be just what SPR always needed."

Barclays, 12/18/13

Source for stock chart: Bloomberg, ending day prior to announced of planned departure of Mr. Lawson as CEO (6/7/2016)

ELLIOTT®

Drive Sustainable Shareholder Value Through Operational Improvement



1 ## Close the Margin Gap with Precision Castparts ("PCC")
— *EPS margins have been an average of 700 basis points below PCC despite the fact that there are few (if any) structural reasons for this gap*
— *Each 100 bps improvement in margins at Arconic's EPS business is worth ~$1.20/share*
— *Improving margins by 900 basis-points to levels approximating PCC's would increase value by ~$10.50/share*

2 ## Achieve Real Margin Improvement in Global Rolled Products ("GRP")
— *Management's 3-5 year goal of increasing GRP margins is misleading at best, deceptive at worst, and the majority is already baked*
— *Approximately 130-150 bps of the targeted improvement comes from simply eliminating can sheet volumes*
— *Reaching industry average performance would increase EBITDA by $150 million*
— *Achieving half-way to best-in-class in each product would increase EBITDA by $245 million, worth ~$4.40/share*

3 ## Reduction of Corporate Overhead
— *Arconic has excess corporate overhead which we believe is a direct result of the Company's "CEO-centric" culture*
— *Alcoa Corp. - which has overhead costs which are roughly half those of its former parent - has already announced plans to cut $50 million, while repeatedly highlighting the cost reduction opportunity resulting from the separation from its bloated former parent:*

"__Very, very focused on cutting costs__, and you'll hear me talk about that, __that's one of the things that's different about Alcoa Corp__. As we go forward, we'll be very, __very focused on not only cutting cost at the plant level, but also in the overhead structure__… We did __not take any of the corporate jets with us__. We skinny down the corporate office to only 15 people here in New York. So we're __now on one floor in the New York office__. We've eliminated our Geneva office. We've gone -- and I use these just as examples. We've gone location by location and cut overhead costs, but __there's still more work to be done__."

William F. Oplinger, CFO of Alcoa Corp, 11/16/16

— *Cutting a comparable $100 million would increase value by $800 million, worth ~$1.60/share*

4 ## Implement Capital Allocation Discipline
— *Arconic has spent $2.2 billion at GRP without increasing EBITDA dollars.*
— *ROA at EPS plummeted during Dr. Kleinfeld's tenure*
— *More disciplined capital spending and exploration of strategic options with respect to GRP and TCS could produce significant additional value*

ELLIOTT®

Even Modest Improvement Produces Dramatic Returns



- Elliott's targets are based on the mid-point of Arconic's 2017 revenue target
  - Unlike management, Elliott believes that Arconic margins can be improved even absent additional scale
    - *__In short, even without growth, Arconic could be worth at least $33-$46 per share.__*

	Low				High			
	Amount	**Multiple**	**Value**	**$ / Share**	**Amount**	**Multiple**	**Value**	**$ / Share**
Current Performance / Price (as of 1/30/2017)	$1,815	8.7x		$22.50	$1,815	8.7x		$22.50
EPS Margin Improvement	$342	9.0x	$3,078	$6.31	$513	11.0x	$5,643	$11.56
GRP Margin Improvement	$150	7.5x	$1,131	$2.32	$245	8.8x	$2,153	$4.41
TCS Margin Improvement	$36	7.3x	$262	$0.54	$36	10.3x	$371	$0.76
Cut Corporate Costs	$50	8.7x	$434	$0.89	$100	8.6x	$858	$1.76
Overall Improvement	$578	8.5x	$4,906	$10.05	$894	10.1x	$9,024	$18.49
Improved Credibility + Multiple Expansion					$1,815	1.4x	$2,554	$5.23
Total	**$2,393**	**8.5x**		**$32.55**	**$2,709**	**10.1x**		**$46.23**

Vs. Current Share Price   *45%*   *105%*

- Low Case
  - 600 bps improvement at EPS at 9.0x multiple
  - GRP to achieve in-line performance with peers based on bottoms-up mix analysis
  - Cut $50 million in Corporate costs

- High Case
  - 900 bps improvement at EPS at 11.0x multiple
  - GRP to achieve goal half-way between industry average cost-bucket upside and best-in-class (see pg. 21)
  - Cut $100 million in Corporate costs

Note: Corporate Costs opportunity takes into account substantial hidden Corporate costs that we believe are pushed down to segments

ELLIOTT®

Shareholder Nominees

Ideal mix of skills and experience to deliver meaningful change at Arconic



Please note that if the Company renominates Ulrich Schmidt at the 2017 annual meeting, Elliott does not intend to seek his replacement.



Christopher Ayers

— *Former Chief Executive Officer of WireCo WorldGroup, Inc., a leading producer of specialty steel wire ropes*
— *Former Vice President of Alcoa Inc. and President of its Global Primary Products Business (NYSE: AA)*
— *Former Executive Vice President of Precision Castparts ("PCC")*



Elmer Doty

— *Former President and Chief Executive Officer of Accudyne Industries (Acquired by The Carlyle Group in 2012)*
— *Former President and CEO of Vought Aircraft*
— *Former Executive Vice President of United Defense Industries, now part of BAE System Plc. (LON: BA)*



Charles Hall

— *Former President and Chief Executive Officer of AM General*
— *37-year career with General Dynamics Corporation (NYSE:GD)*
— *Final position with General Dynamics was Executive Vice President of Combat Systems*



Bernd Kessler

— *Former Chief Executive Officer of SRTechnics AG,*
— *Former President and Chief Executive Officer of MTU Maintenance, a subsidiary of Aero Engines AG (ETR:MTX)*
— *Mr. Kessler held management and executive positions for 20 years at Honeywell International Inc. (NYSE:HON)*



Patrice Merrin

— *Former CEO and a director of Luscar Ltd., Canada's largest producer of thermal coal*
— *Former Executive Vice President and Chief Operating Officer of Sherritt International Corporation (TSE:S)*
— *Director of Stillwater Mining Company (NYSE:SWC), Glencore plc (LON:GLEN), and Novadaq Technologies Inc. (NASDAQ:NVDQ)*

ELLIOTT®



*"On a short, meaning next year or this year, and midterm, three- to five-year timeframe, we will continue to produce outstanding shareholder value across all businesses, and **take my word, that's our promise**."*

Dr. Klaus Kleinfeld, 1/10/2011





TSR Under Dr. Klaus Kleinfeld

Since becoming CEO, Dr. Klaus Kleinfeld has underperformed the Company's proxy peer median by 156% and the S&P 500 by 151%

Alcoa Cumulative TSR Relative to Peer Median and S&P 500 Under Dr. Klaus Kleinfeld

87
82
Relative TSR vs. Proxy Peers since Alcoa's low: -293%
(69)
2008
2009
2010
2011
2012
2013
2014
2015
2016
AA
Peer Median
S&P 500 Index

*"I think then **<u>we are creating substantial shareholder value</u>**. That's the main driver that we will continue to follow here."*

Dr. Klaus Kleinfeld, 4/10/12

Source: Bloomberg. TSR 5/1/2008 - 10/31/2016, ending the day prior to the Alcoa/Arconic split. Peer group is Alcoa's 2016 self-selected proxy peers and includes: DU PONT (E.I.) DE NEMOURS, DOW CHEMICAL CO/THE, FREEPORT-MCMORAN INC, HUNTSMAN CORP, INTERNATIONAL PAPER CO, LYONDELLBASELL INDU-CL A, PPG INDUSTRIES INC, NEWMONT MINING CORP, NUCOR CORP, UNITED STATES STEEL CORP, 3M CO, CUMMINS INC, DANAHER CORP, DEERE & CO, EATON CORP PLC, EMERSON ELECTRIC CO, GENERAL DYNAMICS CORP, L-3 COMMUNICATIONS HOLDINGS, NORTHROP GRUMMAN CORP, RAYTHEON COMPANY. Alcoa's low point was 3/6/2009

ELLIOTT®

TSR Under Dr. Klaus Kleinfeld vs. Company Selected Peers



Under Dr. Kleinfeld, the Company massively underperformed virtually all peer groups over virtually all periods

Alcoa Cumulative TSR Relative to Each Peer Median and S&P 500 Under Dr. Klaus Kleinfeld



Peer Group Median. Source: Bloomberg. TSR Trailing as of 10/31/2016, the day before Alcoa and Arconic split. Since CEO TSR: 5/1/2008 - 10/31/2016. Peer Proxy is Alcoa's 2016 self-selected proxy peers and includes two groups named by the Company, Industrials Peers which are the following ten companies: 3M CO, CUMMINS INC, DANAHER CORP, DEERE & CO, EATON CORP PLC, EMERSON ELECTRIC CO, GENERAL DYNAMICS CORP, L3 TECHNOLOGIES INC, NORTHROP GRUMMAN CORP, RAYTHEON COMPANY, And Materials Peers which are the following 10 companies: DU PONT (E.I.) DE NEMOURS, DOW CHEMICAL CO/THE, FREEPORT-MCMORAN INC, HUNTSMAN CORP, INTERNATIONAL PAPER CO, PPG INDUSTRIES INC, NEWMONT MINING CORP, NUCOR CORP, UNITED STATES STEEL CORP, LYONDELLBASELL INDU-CL A. The Company's self-selected Aluminum Company peers consist of: ALUMINUM CORP OF CHINA LTD-H, UNITED CO RUSAL PLC, NORSK HYDRO ASA, ALUMINA LTD, NATIONAL ALUMINIUM CO LTD, SHANDONG NANSHAN ALUMINUM. Since Low is date range 3/6/2009 – 10/31/2016.

ELLIOTT®

Alcoa vs. S&P 500 During CEO Tenure



465 of the current S&P 500 companies have been in the index since May 1, 2008. Out of those 465 companies, Alcoa ranks 456th. All of the companies to the left of Alcoa have changed CEOs during this period

"But we are also very focused on ensuring that each and every dollar that we spend, whether it'd be an expense or whether it'd be for a capital investment will both sustain the operations that we have today, and therefore, the cash generation but also, __look forward to create additional value for our shareholders__."

Dr. Klaus Kleinfeld, 6/20/16

S&P 500 Returns , 5/1/2008 – 10/31/2016



Bloomberg. As of 10/31/2016. 5/1/08 – 10/31/2016 is Dr. Klaus Kleinfeld's tenure as CEO of Alcoa. 10/31/2016 is day prior to split of Alcoa and Arconic

ELLIOTT®

Arconic's "Dr. Klaus" Discount – 2017 Numbers



Arconic's discount, we believe, can principally be attributed to current management's lack of credibility

EV/EBITDA vs. Peers



Adj. EV/EBITDAP vs. Peers



Cash Adjusted P/E



Selected Comps: Boeing, Airbus, Spirit Aerosystems, Triumph Group, MTU Aero Engines, Meggitt, TransDigm, Moog, Curtiss-Wright, Woodward, TriMas, Esterline, HEICO, Rockwell-Collins, Safran, Barnes Group, Carpenter Technology, Kaiser Aluminum, Hexcel, United Technologies, AMAG Austria Metall, Embraer, Rolls-Royce, Parker-Hannifin, Crane, Eaton, Zodiac Aerospace, AMETEK, GKN, Honeywell, Hindalco, UACJ

ELLIOTT®

Arconic's "Dr. Klaus" Discount – 2018 Numbers



Larger discount on 2018 estimates suggests lack of confidence in management's ability to hit targets

EV/EBITDA vs. Peers



Adj. EV/EBITDAP vs. Peers



Cash Adjusted P/E



Selected Comps: Boeing, Airbus, Spirit Aerosystems, Triumph Group, MTU Aero Engines, Meggitt, TransDigm, Moog, Curtiss-Wright, Woodward, TriMas, Esterline, HEICO, Rockwell-Collins, Safran, Barnes Group, Carpenter Technology, Kaiser Aluminum, Hexcel, United Technologies, AMAG Austria Metall, Embraer, Rolls-Royce, Parker-Hannifin, Crane, Eaton, Zodiac Aerospace, AMETEK, GKN, Honeywell, Hindalco, UACJ

ELLIOTT®



*"Now, I mean, talking to managers, you'd say disciplined execution? Really? I mean, is that a strategic priority? Isn't that what business is about? I mean, <u>**it's not just warm words and nice plans, you've got to execute, right**</u>? But we actually have put I think more of a discipline around it than what you typically find in an organization."*

Dr. Klaus Kleinfeld, 11/7/13

"New" 2019 Guidance Resembles Original _**2016**_ Guidance



After a series of massive guidance misses, the Company released three year targets which are nearly identical to the Company's original 2016 guidance , which pertained until as recently as April 2016





> *"As we stated in the webcast, we are excited about Arconic's prospects and believe we have a compelling opportunity to create significant long-term value for our shareholders. During the 2017 to 2019 time period, we have set targets that outperform market growth, increase profit margins towards benchmark level and above, improve capital efficiency and significantly reduce debt to strengthen Arconic's balance sheet and credit rating."*
>
> Dr. Klaus Kleinfeld Letter to Shareholders, 12/14/16

ELLIOTT®

Returns Lower Than Cost of Capital



During Dr. Klaus Kleinfeld's tenure, returns on invested capital have remained consistently below the Company's weighted average cost of capital

> *"We look at IRRs versus cost of capital, right. So we're breaking in part of the synergies, <u>**we look at the returns versus cost of capital**</u>."*
>
> Dr. Klaus Kleinfeld, 11/4/15

Alcoa ROIC vs. WACC



Source: Bloomberg. Quarterly June 2008 – September 2016

ELLIOTT®



"You can only win the 'war' with ideas, not with spending cuts"

Dr. Klaus Kleinfeld

Arconic EPS: Unable to Close the PCC Margin Gap



*Elliott worked with a number of experts including: former employees and customers of both Arconic EPS and Precision Castparts, external consulting firms, and an investment bank. The conclusion is unambiguous. EPS and PCC are substantially similar businesses. Nonetheless, **<u>Arconic's EPS business is substantially less profitable than PCC</u>***

PCC vs. Arconic Business Unit Revenue Contribution



PCC vs Arconic EPS Business EBITDA Margin



> ### *Every 100 bps improvement in margins at Arconic's EPS business is worth ~$1.20/share*

Note: Arconic EPS margins are fully adjusted and include proportional share of estimated downstream corporate <u>and pension expenses</u> based on historical LegacyCo reported figures; Historical PCP numbers adjusted for pension expenses

Source: Company filings; Arconic investor presentations

ELLIOTT®



GRP: Massive Room to Improve

Going bottoms-up, we analyzed GRP's mix and cost position relative to peers. The opportunity for improvement is enormous

		CAN BODY STOCK	PLATE	BRAZING SHEET	AUTO BODY	HEAT TREATED	AUTO STRUCTURAL	OTHER	TOTAL
Industry Avg.	Opportunity size	$70M	$32M	$1M	$20M	$2M	$1M	$21M	***~$150M***
Best-in-Class	Opportunity size	$99M	$81M	$31M	$15M	$22M	$1M	$89M	***~$340M***
Best-in-Class with BDP on Overhead/ WIP	Opportunity size	$127M	$95M	$35M	$15M	$27M	$1M	$102M	***~$400M***
BDP Across the Board	Opportunity size	$242M	$117M	$53M	$59M	$42M	$10M	$218M	***~$750M***

Mid Pt. ~$245M

Notes:

- Industry Average: Production cost improvement opportunity calculated as difference between Arconic production cost and average production cost summed across Raw Material, Overheard & WIP, and Other. Where Arconic's costs are lower than average at the cost-bucket level, $0 improvement opportunity assumed; other and total buckets are weight averaged based on Arconic tonnage for industry costs
- Best-in-Class: Production cost improvement opportunity calculated as difference between Arconic production cost and best in class ('BIC') production cost of the top 10 volume producers for each product; Other and total buckets are weight averaged based on Arconic tonnage for industry costs; Production cost opportunity based on non-China benchmarking; Opportunity size calculated using global Arconic volumes
- Best in-Class w/ BDP on Overhead and WIP: Production cost improvement opportunity calculated as difference between Arconic production cost and best in class ('BIC') production cost of the top 10 volume producers for each product, BDP overhead and WIP used in place of BIC overhead and WIP; Other and total buckets are weight averaged based on Arconic tonnage for industry costs; Production cost opportunity based on non-China benchmarking; Opportunity size calculated using global Arconic volumes
- BDP Across the Board: Production cost improvement opportunity calculated as difference between Arconic production cost and Best Demonstrated Practice (BDP) production cost (lowest cost line item across top 10 producers) summed across Raw Material, Overheard & WIP, and Other; Other and total buckets are weight averaged based on Arconic tonnage for industry costs. The cost-level established by "Best Demonstrated Practice" may not be fully achievable. The components of rolling costs are interactive, i.e. one component might be low or high directly as a result of another being high or low.

Source: Elliott Analysis Derived from Industry Data

ELLIOTT®



"We're in this __together__."

Dr. Klaus Kleinfeld, 11/4/2015

Poor Corporate Governance Practices



> *"[O]ne of the things about Alcoa Corp. that is fundamentally different than Alcoa Inc. is that we were given the opportunity to come out with <u>a much better governance structure</u>. So as a new company, <u>we separated the Chairman and the CEO role. I personally believe that's the right way to have the business set up</u>. <u>In addition to that, we've decided to incorporate in Delaware</u>… <u>Delaware is much more shareholder-friendly</u>."*
>
> William F. Oplinger, CFO Alcoa Corp, 11/16/16

Governance Issue	Arconic	Best Practice
Election of Directors	Staggered Board	Annually Elected Board
State of Incorporation	Pennsylvania	Delaware
Removal of Directors	Requires 80% of outstanding	Majority of outstanding
Bylaw & Charter Amendments	Requires Supermajority	Majority of outstanding
Leadership Structure	Combined Chairman & CEO	Separate Chairman & CEO
CEO Share Retention Policy	6X Base Salary	10X Base Salary
CEO Additional Public Co. Boards	2	0
Board Stock Ownership	No Open-Market Purchase Requirement	3x Director Salary OM Purchases

Percentage of Staggered Boards in S&P 500



ELLIOTT®

Generous Compensation Despite Continually Poor Performance

Dr. Klaus Kleinfeld has been paid more than $111M during his tenure despite generating massively negative returns. He has also sold more shares than he owns, including $46M of stock since 2014

Cumulative TSR vs. Cumulative CEO Compensation



Source: Bloomberg.

Cumulative CEO Pay — Cumulative Returns

---

*"The **Company has been deficient in linking executive pay to corporate performance**, as indicated by the **'D' grade received by the Company** in Glass Lewis' pay-for-performance model. **Shareholders should be concerned with this disconnect**. A properly structured pay program should motivate executives to drive corporate performance, thus aligning executive and long-term shareholder interests. In this case, as indicated by the poor grade, the Company has not implemented such a program. In our view, **shareholders should be concerned with the compensation committee's failure** in this area."*

Glass Lewis, 2016 Alcoa Proxy Paper

ELLIOTT®

Culture of High C-Suite Turnover

Dr. Klaus Kleinfeld has been the only constant among Company leadership. Notably there have been 7 heads of investor relations



Position	2008	2009	2010	2011	2012	2013	2014	2015	2016	# leaders since 2008
Chairman & CEO	Klaus Kleinfeld									1
EVP, CFO	Chuck McLane					William Oplinger			Ken Giacobbe	3
President, EPS	William Christopher			Olivier Jarrault					Karl Tragl	3
President GRP	Helmut Wieser			Kay Meggers						2
President, TCS	Kevin Kramer*	Tim Myers*					Jose Drummond		Karl Tragl then Tim Myers	5
EVP, HR & EHS	Regina Hitchery		John Bergen		Michael Barriere		Roy Harvey	Vas Nair		5
EVP, Legal	J. Michael Schell	Nicholas DeRoma			Kurt Waldo then Audrey Strauss				Kate Ramundo	5
EVP, Technology	Mohammad Zaidi			Raymond Kilmer						2
Director, Investor Relations	Greg Aschman	Matthew Garth	Roy Harvey	Kelly Pasterick				Nahla Azmy	Matt Garth and Patricia Figueroa	7

Despite the Company's penchant for repeatedly 'shooting the messenger,' the problems at Arconic run much deeper than poor investor communications

Note: *President of Wheel and Transportation Products (TCS was not yet a separate entity); Positions listed above not representative of full executive committee; Karl Tragl replaced Jose Drummond at end of 2015, and was replaced by Tim Myers in April 2016
Source: Company filings; Arconic website; press releases"

ELLIOTT®

Contact Information



Arconic Shareholders



1212 Avenue of the Americas, 24th Floor
New York, NY 10036
Tel: +1.212.297.0720
Toll Free: +1.877.796.5274
Fax: +1.212.297.1710
Email: info@okapipartners.com

Media Inquiries

Stephen Spruiell
212-478-2017
sspruiell@elliottmgmt.com

ELLIOTT®

Version 4

New Leadership Is Needed At Arconic

February 3rd, 2017
www.NewArconic.com

ELLIOTT®

Disclaimer



THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ELLIOTT MANAGEMENT CORPORATION AND ITS AFFILIATES (COLLECTIVELY, "ELLIOTT MANAGEMENT") AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ARCONIC INC. ("ARCONIC" OR, THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.THIS MATERIAL DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY DESCRIBED HEREIN IN ANY JURISDICTION TO ANY PERSON, NOR DOES IT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR AN INCITEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT. THIS MATERIAL IS INFORMATIONAL ONLY AND SHOULD NOT BE USED AS THE BASIS FOR ANY INVESTMENT DECISION, NOR SHOULD IT BE RELIED UPON FOR LEGAL, ACCOUNTING OR TAX DVICE OR INVESTMENT RECOMMENDATIONS OR FOR ANY OTHER PURPOSE. NO REPRESENTATION OR WARRANTY IS MADE THAT ELLIOTT MANAGEMENT'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT ELLIOTT MANAGEMENT'S INVESTMENT WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. ELLIOTT MANAGEMENT HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT PROJECTIONS AND FORWARD LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN AND ACTUAL RESULTS MAY DIFFER FROM THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. NO REPRESENTATION OR WARRANTY IS MADE AS TO THE ACCURACY OR REASONABLENESS OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN. ALL AMOUNTS, MARKET VALUE INFORMATION AND ESTIMATES INCLUDED IN THIS MATERIAL HAVE BEEN OBTAINED FROM OUTSIDE SOURCES THAT ELLIOTT MANAGEMENT BELIEVES TO BE RELIABLE OR REPRESENT THE BEST JUDGMENT OF ELLIOTT MANAGEMENT AS OF THE DATE OF THIS MATERIAL. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION OR VIEWS CONTAINED HEREIN. PROJECTIONS, MARKET OUTLOOKS, ASSUMPTIONS OR ESTIMATES IN THIS MATERIAL ARE FORWARD-LOOKING STATEMENTS, ARE BASED UPON CERTAIN ASSUMPTIONS, AND ARE SUBJECT TO A VARIETY OF RISKS AND CHANGES, INCLUDING RISKS AND CHANGES AFFECTING INDUSTRIES GENERALLY AND ARCONIC SPECIFICALLY. ELLIOTT MANAGEMENT RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. ELLIOTT MANAGEMENT DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

ELLIOTT®

Why Are We Here?



Prolonged disappointing financial results combined with the irreparably damaged credibility of Arconic's current management have created a circumstance whereby Arconic will never approach its potential under the current CEO

- For more than a year, Elliott has engaged in private discussions with the Company regarding the numerous ways in which Arconic could effectively execute its business separation, improve operational performance, enhance investor communications, and establish improved corporate governance practices
  - While we have appreciated the dialogue and remain excited about the Arconic opportunity, we **believe a change in CEO is needed for the Company to sustainably create maximum shareholder value**

Clear Evidence for the Need of Change in Leadership

 ## Poor Total Shareholder Returns
- *A cumulative loss of nearly 70% in value*
- *Profound underperformance compared to any of the Company's self-selected peer groups*
- *Worst TSR record of any active S&P 500 CEO*

 ## Abysmal Operating Performance
- *On pace to miss all key operating metrics for 2016; new 2019 targets are indistinguishable from the original guidance for 2016*
- *Returns on invested capital have remained below cost of capital during Dr. Klaus Kleinfeld's entire tenure*
- *Massive margin improvement opportunity has existed for years and has not been realized*

 ## Broken Company Culture
- *We believe that an obsession with image, prestige, and stature is the current CEO's key focus*
- *Wasteful corporate spending on questionable projects that enthuse the CEO but provide little benefit to the business or shareholders*
- *Antiquated corporate governance has resulted in failure to hold the CEO accountable, but has enabled the delivery to him of more than $111 million in compensation over an 8 year period*

Poor Total Shareholder Return: See pages 5,11,12, and 13 for details

ELLIOTT®

Our Goals at Arconic



Elliott is Arconic's largest shareholder, owning approximately 10.5% of shares outstanding. We are seeking <u>sustained improvements</u> at Arconic to benefit all long-term stakeholders

> Please note that Elliott holds economic interest of over 12.1% of Arconic

Change the Culture



- ✓ Instill a culture dedicated to fierce operational focus
- ✓ Foster an entrepreneurial spirit by empowering and incentivizing each business unit and each manufacturing plant to participate in the upside of operational improvements
- ✓ Eliminate image-driven and wasteful culture (e.g. "The Jetsons" ad campaign, continued headquarters at Lever House)
- ✓ Overhaul the Company's antiquated corporate governance and adopt modern best practices demonstrating that "New Arconic" welcomes accountability

Improve the Business



- ✓ Achieve substantial and real corporate-level margin improvement through:
  - ✓ Closing the persistent margin gap to the Company's closest peer in the EPS business
  - ✓ Achieving real margin improvements in GRP and TCS businesses
  - ✓ Dramatically reducing corporate overhead
- ✓ Allocate capital away from wasteful projects and toward more practical growth strategies

> ***We believe that through a combination of operational and cultural changes, Arconic has an approximately 45 - 138% upside***

Source for images: Instagram

ELLIOTT®

Change the Culture: Remove Dr. Klaus Kleinfeld from Arconic

Despite years of poor performance, a culture of grandiose rhetoric devoid of any real substance or follow-through has been tolerated

> Arconic points to this performance metric to assert that Dr. Kleinfeld "saved the Company."

	1-Year	2-Year	3-Year	4-Year	5-Year	6-Year	7-Year	8-Year	Since CEO	Since Low
vs Proxy Peers	(3.0)	(46.3)	(11.7)	(39.1)	(91.8)	(120.6)	(181.6)	(207.0)	**(155.9)**	(293.0)
vs. Industrials Proxy Peers	(5.6)	(54.4)	(36.6)	(86.8)	(135.8)	(149.1)	(193.7)	(234.0)	**(186.8)**	(286.5)
vs. Materials Proxy Peers	(2.0)	(36.5)	(2.8)	(23.2)	(80.7)	(92.1)	(173.8)	(129.0)	**(67.8)**	(353.6)
vs. Aluminum Peers	(12.6)	(45.6)	(47.7)	(18.9)	(8.8)	8.3	0.1	(75.7)	**(19.7)**	**66.3**
vs. S&P 500	4.1	(51.5)	(21.9)	(48.0)	(96.7)	(125.5)	(154.6)	(167.5)	**(150.3)**	(166.7)

Sampling of Dr. Klaus Kleinfeld's Public Comments

(4/12/10) "__We're exceeding our goals__…__we have the future in our hands__…__very proud of the almost flawless execution.__"

(7/12/10) "__Alcoa's performance is strengthening__. The long-term drivers remain intact… you will expect profitability to grow and __outperform our past__.."

(1/10/11) __We continue to produce outstanding shareholder value across all businesses__, and take my word, that's our promise."

(4/11/11) "This quarter marks an __excellent performance__"

(5/6/11) "We have __unprecedented growth opportunities__. Our end markets are improving pretty much all across the board."

(7/11/11) "…on a road to __sustained better performance__"

(10/11/11) "Alcoa remains a __confident Company__ in a nervous world"

(11/9/11) "We continue to __accelerate to build up shareholder value creation__"

(4/10/12) "We've had a __strong start__ in 2012. We are __delivering on our promises__"

(7/9/12) "..there are __exciting things in our future__. [A]ll of this will make us stronger."

(1/8/13) "We are __well positioned to maximize on profitable growth__."

(4/8/13) "We are __executing on our targets to deliver long-term value__. Our strategy is working"

(10/8/13) "__We are creating value__ by executing our strategy...[W]e've really been firing on all cylinders"

(4/8/14) "Stay close, __you will see more of this__ [strong performance]"

(7/8/14) "We are transforming Alcoa. We are __creating compelling sustainable value__."

(10/8/14) "This quarter is a clear data point that Alcoa's __transformation is delivering__."

(1/12/15) "The __transformation is delivering sustainable value__."

(4/8/15) "__The best is yet to come__."

(7/8/15) __This has been a strong quarter__."

(1/11/16) "__We're actually on a very, very good course, capturing the synergies, right, from gaining more market share there, from getting the operational -- the ability of the equipment up to the level that we are used to, and that's all happening. That's all happening__."

(4/11/16) "__We're on course for the second half of 2016__ [guidance]."

(7/11/16) "And I mean, as I said before, __there is a ramp-up curve that we are seeing in the second half__….This is ramping up. And we are on track to meet our targets"

Peer Group Median. Source: Bloomberg. TSR Trailing as of 10/31/2016, the day before Alcoa and Arconic split. Since CEO TSR: 5/1/2008 - 10/31/2016. Peer Proxy is Alcoa's 2016 self-selected proxy peers and includes two groups named by the Company, Industrials Peers which are the following ten companies: 3M CO, CUMMINS INC, DANAHER CORP, DEERE & CO, EATON CORP PLC, EMERSON ELECTRIC CO, GENERAL DYNAMICS CORP, L3 TECHNOLOGIES INC, NORTHROP GRUMMAN CORP, RAYTHEON COMPANY, And Materials Peers which are the following 10 companies: DU PONT (E.I.) DE NEMOURS, DOW CHEMICAL CO/THE, FREEPORT-MCMORAN INC, HUNTSMAN CORP, INTERNATIONAL PAPER CO, PPG INDUSTRIES INC, NEWMONT MINING CORP, NUCOR CORP, UNITED STATES STEEL CORP, LYONDELLBASELL INDU-CL A. The Company's self-selected Aluminum Company peers consist of: ALUMINUM CORP OF CHINA LTD-H, UNITED CO RUSAL PLC, NORSK HYDRO ASA, ALUMINA LTD, NATIONAL ALUMINIUM CO LTD, SHANDONG NANSHAN ALUMINUM. Since Low is date range 3/6/2009 – 10/31/2016.

ELLIOTT®

Source for all quotes in this presentation, Bloomberg transcripts, unless otherwise indicated. Emphasis added by Elliott for all quotes throughout this presentation

Change the Culture: Consider Larry Lawson for CEO



Elliott has engaged Mr. Lawson as a consultant on its investment in Arconic and believes that Mr. Lawson should be a leading candidate to become the Company's CEO, as he has the ideal set of skills needed to turn around Arconic's woefully and continually underperforming business

Larry Lawson





✓ Former CEO of Spirit Aerosystems, Inc. (NYSE: SPR)

✓ Former Executive Vice President of Aeronautics of Lockheed Martin (NYSE: LMT)

✓ Former Flight Control Engineer of McDonnell Douglas (Acquired by The Boeing Company in 1997)

Spirit TSR with Mr. Lawson as CEO



*"**SPR stock is up over 160% since Larry Lawson was named president and CEO** of the company on March 19, 2013 effective April 6, 2013. Sentiment for **SPR has improved as the company focused on controlling costs, generating positive free cash flow**, and divesting the problematic G650 and G280 wing programs in Tulsa. In our view**, market expectation for performance is now significantly higher for SPR than with the previous management team**."*

BAML, 4/30/15

*"[H]e is a **tough change agent with unrelenting demands on performance improvements**. As such, we're beginning to conclude that he might be just what SPR always needed."*

Barclays, 12/18/13

Source for stock chart: Bloomberg, ending day prior to announced of planned departure of Mr. Lawson as CEO (6/7/2016)

ELLIOTT®

Drive Sustainable Shareholder Value Through Operational Improvement



1 **Close the Margin Gap with Precision Castparts ("PCC")**
- *EPS margins have consistently lagged 700-1100 basis points below PCC despite the fact that there are few (if any) structural reasons for this gap*
- *Each 100 bps improvement in margins at Arconic's EPS business is worth ~$1.20/share*
- *Improving margins by 900 basis-points to levels approximating PCC's would increase value by ~$10.50/share*

2 **Achieve Real Margin Improvement in Global Rolled Products ("GRP")**
- *Management's 3-5 year goal of increasing GRP margins is misleading at best, deceptive at worst, and the majority is already baked*
- *Approximately 130-150 bps of the targeted improvement comes from simply eliminating can sheet volumes*
- *Reaching industry average performance would increase EBITDA by $150 million*
- *Achieving best demonstrated practice (BDP) would increase EBITDA by $750 million, worth ~$13.50/share*

3 **Reduction of Corporate Overhead**
- *Arconic has excess corporate overhead which we believe is a direct result of the Company's "CEO-centric" culture*
- *Alcoa Corp. - which has overhead costs which are roughly half those of its former parent - has already announced plans to cut $50 million, while repeatedly highlighting the cost reduction opportunity resulting from the separation from its bloated former parent:*

  *"**Very, very focused on cutting costs**, and you'll hear me talk about that, **that's one of the things that's different about Alcoa Corp**. As we go forward, we'll be very, **very focused on not only cutting cost at the plant level, but also in the overhead structure**… We did **not take any of the corporate jets with us**. We skinny down the corporate office to only 15 people here in New York. So we're **now on one floor in the New York office**. We've eliminated our Geneva office. We've gone -- and I use these just as examples. We've gone location by location and cut overhead costs, but **there's still more work to be done**."*

  William F. Oplinger, CFO of Alcoa Corp, 11/16/16

- *Cutting a comparable $100 million would increase value by $800 million, worth ~$1.60/share*

4 **Implement Capital Allocation Discipline**
- *Arconic has spent $2.2 billion at GRP without increasing EBITDA dollars.*
- *ROA at EPS plummeted during Dr. Kleinfeld's tenure*
- *More disciplined capital spending and exploration of strategic options with respect to GRP and TCS could produce significant additional value*

ELLIOTT®

1. We attribute 100-200 bps of the margin gap to hidden Corporate spend hence closing the full gap is less than 1,100

Even Modest Improvement Produces Dramatic Returns



■ Elliott's targets are based on the mid-point of Arconic's 2017 revenue target

- Unlike management, Elliott believes that Arconic margins can be improved even absent additional scale
  - *__In short, even without growth, Arconic could be worth at least $33-$54 per share.__*

	Low				High			
	Amount	Multiple	Value	$/Share	Amount	Multiple	Value	$/Share
Current Performance/Price	$1,815	8.7x		$22.50	$1,815	8.7x		$22.50
EPS Margin Improvement	$342	9.0x	$3,078	$6.31	$513	11.0x	$5,643	$11.56
GRP Margin Improvement	$150	7.5x	$1,131	$2.32	$750	8.8x	$6,590	$13.50
TCS Improvement	$36	7.3x	$261	$0.53	$36	10.3x	$371	$0.76
Cut Corporate Costs	$50	8.6x	$429	$0.88	$100	8.6x	$858	$1.76
Overall Improvement	$578	8.5x	$4,899	$10.04	$1,399	9.6x	$13,462	$27.59
Improved Credibility & Multiple Expansion					$1,815	0.9x	$1,698	$3.48
Total	**$2,393**	**8.5x**		**$32.54**	**$3,214**	**9.6x**		**$53.57**
vs. Current Share Price				*44.6%*				*138.1%*

■ Low Case

- 600 bps improvement at EPS at 9.0x multiple
- GRP to achieve in-line performance with peers based on bottoms-up mix analysis
- Cut $50 million in Corporate costs

■ High Case

- 900 bps improvement at EPS at 11.0x multiple
- GRP to achieve Best Demonstrated Practice (BDP) performance based on bottoms-up mix analysis (pg. 21 and Appendix)
- Cut $100 million in Corporate costs

Note: Corporate Costs opportunity takes into account substantial hidden Corporate costs that we believe are pushed down to segments

8

ELLIOTT®

Shareholder Nominees

Ideal mix of skills and experience to deliver meaningful change at Arconic





Christopher Ayers

Please note that if the Company renominates Ulrich Schmidt at the 2016 annual meeting, Elliott does not intend to seek his replacement.

— *Former Chief Executive Officer of WireCo WorldGroup, Inc., a leading producer of specialty steel wire ropes*
— *Former Vice President of Alcoa Inc. and President of its Global Primary Products Business (NYSE: AA)*
— *Former Executive Vice President of Precision Castparts ("PCC")*



Elmer Doty

— *Former President and Chief Executive Officer of Accudyne Industries (Acquired by The Carlyle Group in 2012)*
— *Former President and CEO of Vought Aircraft*
— *Former Executive Vice President of United Defense Industries, now part of BAE System Plc. (LON: BA)*



Charles Hall

— *Former President and Chief Executive Officer of AM General*
— *37-year career with General Dynamics Corporation (NYSE:GD)*
— *Final position with General Dynamics was Executive Vice President of Combat Systems*



Bernd Kessler

— *Former Chief Executive Officer of SRTechnics AG,*
— *Former President and Chief Executive Officer of MTU Maintenance, a subsidiary of Aero Engines AG (ETR:MTX)*
— *Mr. Kessler held management and executive positions for 20 years at Honeywell International Inc. (NYSE:HON)*



Patrice Merrin

— *Former CEO and a director of Luscar Ltd., Canada's largest producer of thermal coal*
— *Former Executive Vice President and Chief Operating Officer of Sherritt International Corporation (TSE:S)*
— *Director of Stillwater Mining Company (NYSE:SWC), Glencore plc (LON:GLEN), and Novadaq Technologies Inc. (NASDAQ:NVDQ)*

ELLIOTT®



*"On a short, meaning next year or this year, and midterm, three- to five-year timeframe, we will continue to produce outstanding shareholder value across all businesses, and **<u>take my word, that's our promise</u>**."*

Dr. Klaus Kleinfeld, 1/10/2011

TSR Under Dr. Klaus Kleinfeld



Since becoming CEO, Dr. Klaus Kleinfeld has underperformed the Company's proxy peer median by 156% and the S&P 500 by 151%

Alcoa Cumulative TSR Relative to Peer Median and S&P 500 Under Dr. Klaus Kleinfeld



Relative TSR vs. Proxy Peers since Alcoa's low: -293%

2008   2009   2010   2011   2012   2013   2014   2015   2016

AA ——— Peer Median ·········· S&P 500 Index

87
82
(69)

*"I think then **we are creating substantial shareholder value**. That's the main driver that we will continue to follow here."*

Dr. Klaus Kleinfeld, 4/10/12

Source: Bloomberg. TSR 5/1/2008 - 10/31/2016, ending the day prior to the Alcoa/Arconic split. Peer group is Alcoa's 2016 self-selected proxy peers and includes: DU PONT (E.I.) DE NEMOURS, DOW CHEMICAL CO/THE, FREEPORT-MCMORAN INC, HUNTSMAN CORP, INTERNATIONAL PAPER CO, LYONDELLBASELL INDU-CL A, PPG INDUSTRIES INC, NEWMONT MINING CORP, NUCOR CORP, UNITED STATES STEEL CORP, 3M CO, CUMMINS INC, DANAHER CORP, DEERE & CO, EATON CORP PLC, EMERSON ELECTRIC CO, GENERAL DYNAMICS CORP, L-3 COMMUNICATIONS HOLDINGS, NORTHROP GRUMMAN CORP, RAYTHEON COMPANY. Alcoa's low point was 3/6/2009

ELLIOTT®

TSR Under Dr. Klaus Kleinfeld vs. Company Selected Peers



Under Dr. Kleinfeld, the Company massively underperformed virtually all peer groups over virtually all periods

Alcoa Cumulative TSR Relative to Each Peer Median and S&P 500 Under Dr. Klaus Kleinfeld



Peer Group Median. Source: Bloomberg. TSR Trailing as of 10/31/2016, the day before Alcoa and Arconic split. Since CEO TSR: 5/1/2008 - 10/31/2016. Peer Proxy is Alcoa's 2016 self-selected proxy peers and includes two groups named by the Company, Industrials Peers which are the following ten companies: 3M CO, CUMMINS INC, DANAHER CORP, DEERE & CO, EATON CORP PLC, EMERSON ELECTRIC CO, GENERAL DYNAMICS CORP, L3 TECHNOLOGIES INC, NORTHROP GRUMMAN CORP, RAYTHEON COMPANY, And Materials Peers which are the following 10 companies: DU PONT (E.I.) DE NEMOURS, DOW CHEMICAL CO/THE, FREEPORT-MCMORAN INC, HUNTSMAN CORP, INTERNATIONAL PAPER CO, PPG INDUSTRIES INC, NEWMONT MINING CORP, NUCOR CORP, UNITED STATES STEEL CORP, LYONDELLBASELL INDU-CL A. The Company's self-selected Aluminum Company peers consist of: ALUMINUM CORP OF CHINA LTD-H, UNITED CO RUSAL PLC, NORSK HYDRO ASA, ALUMINA LTD, NATIONAL ALUMINIUM CO LTD, SHANDONG NANSHAN ALUMINUM. Since Low is date range 3/6/2009 – 10/31/2016.

ELLIOTT®

Alcoa vs. S&P 500 During CEO Tenure



465 of the current S&P 500 companies have been in the index since May 1, 2008. Out of those 465 companies, Alcoa ranks 456th. All of the companies to the left of Alcoa have changed CEOs during this period

> *"But we are also very focused on ensuring that each and every dollar that we spend, whether it'd be an expense or whether it'd be for a capital investment will both sustain the operations that we have today, and therefore, the cash generation but also, **look forward to create additional value for our shareholders**."*
>
> Dr. Klaus Kleinfeld, 6/20/16

S&P 500 Returns , 5/1/2008 – 10/31/2016



Bloomberg. As of 10/31/2016. 5/1/08 – 10/31/2016 is Dr. Klaus Kleinfeld's tenure as CEO of Alcoa. 10/31/2016 is day prior to split of Alcoa and Arconic

ELLIOTT®

Arconic's "Dr. Klaus" Discount – 2017 Numbers



Arconic's discount, we believe, can principally be attributed to current management's lack of credibility

EV/EBITDA vs. Peers



Adj. EV/EBITDAP vs. Peers



Cash Adjusted P/E



Selected Comps: Boeing, Airbus, Spirit Aerosystems, Triumph Group, MTU Aero Engines, Meggitt, TransDigm, Moog, Curtiss-Wright, Woodward, TriMas, Esterline, HEICO, Rockwell-Collins, Safran, Barnes Group, Carpenter Technology, Kaiser Aluminum, Hexcel, United Technologies, AMAG Austria Metall, Embraer, Rolls-Royce, Parker-Hannifin, Crane, Eaton, Zodiac Aerospace, AMETEK, GKN, Honeywell, Hindalco, UACJ

ELLIOTT®

Arconic's "Dr. Klaus" Discount – 2018 Numbers



Larger discount on 2018 estimates suggests lack of confidence in management's ability to hit targets

EV/EBITDA vs. Peers



Adj. EV/EBITDAP vs. Peers



Cash Adjusted P/E



Selected Comps: Boeing, Airbus, Spirit Aerosystems, Triumph Group, MTU Aero Engines, Meggitt, TransDigm, Moog, Curtiss-Wright, Woodward, TriMas, Esterline, HEICO, Rockwell-Collins, Safran, Barnes Group, Carpenter Technology, Kaiser Aluminum, Hexcel, United Technologies, AMAG Austria Metall, Embraer, Rolls-Royce, Parker-Hannifin, Crane, Eaton, Zodiac Aerospace, AMETEK, GKN, Honeywell, Hindalco, UACJ

ELLIOTT®



"Now, I mean, talking to managers, you'd say disciplined execution? Really? I mean, is that a strategic priority? Isn't that what business is about? I mean, __it's not just warm words and nice plans, you've got to execute, right__? But we actually have put I think more of a discipline around it than what you typically find in an organization."

Dr. Klaus Kleinfeld, 11/7/13

"New" 2019 Guidance Closely Resembles Original _2016_ Guidance

After a series of massive guidance misses, the Company released three year targets which are nearly identical to the Company's original 2016 guidance , which pertained until as recently as April 2016

2016 and 2019 Revenue Guidance



2016 and 2019 EBITDA Guidance



"As we stated in the webcast, we are excited about Arconic's prospects and believe we have a compelling opportunity to create significant long-term value for our shareholders. During the 2017 to 2019 time period, we have set targets that outperform market growth, increase profit margins towards benchmark level and above, improve capital efficiency and significantly reduce debt to strengthen Arconic's balance sheet and credit rating."

Dr. Klaus Kleinfeld Letter to Shareholders, 12/14/16

Returns Lower Than Cost of Capital



During Dr. Klaus Kleinfeld's tenure, returns on invested capital have remained consistently below the Company's weighted average cost of capital

"We look at IRRs versus cost of capital, right. So we're breaking in part of the synergies, __we look at the returns versus cost of capital__."

Dr. Klaus Kleinfeld, 11/4/15

Alcoa ROIC vs. WACC



Source: Bloomberg. Quarterly June 2008 – September 2016

ELLIOTT®



"You can only win the 'war' with ideas, not with spending cuts"

Dr. Klaus Kleinfeld

Arconic EPS: Unable to Close the PCC Margin Gap



*Elliott worked with a number of experts including: former employees and customers of both Arconic EPS and Precision Castparts, external consulting firms, and an investment bank. The conclusion is unambiguous. EPS and PCC are substantially similar businesses. Nonetheless, **<u>Arconic's EPS business is substantially less profitable than PCC</u>***

PCC vs. Arconic Business Unit Revenue Contribution



PCC vs Arconic EPS Business EBITDA Margin



Every 100 bps improvement in margins at Arconic's EPS business is worth ~$1.20/share

Note: Arconic EPS margins include proportional share of estimated downstream corporate and pension expenses based on historical LegacyCo reported figures; Historical PCP numbers adjusted for pension expenses

Source: Company filings; Alcoa investor presentation

ELLIOTT®



GRP: Massive Room to Improve

Going bottoms-up, we analyzed GRP's mix and cost position relative to peers. The opportunity for improvement is enormous

		CAN BODY STOCK	PLATE	BRAZING SHEET	AUTO BODY	HEAT TREATED	AUTO STRUCTURAL	OTHER	TOTAL
	Arconic Production Cost 2015 ($/ton)*	**904**	**1,335**	**988**	**1,126**	**1,161**	**1,066**	**948**	***1,000***
	Indexed BDP** Production Cost ($/ton)	**757**	**1,089**	**828**	**971**	**879**	**817**	**790**	***832***
	Production cost improvement opportunity**	**16%**	**18%**	**16%**	**14%**	**24%**	**23%**	**17%**	***17%***
% of improvement opportunity attributable to cost bucket	Raw Material	0%	6%	31%	4%	7%	45%	19%	***10%***
% of improvement opportunity attributable to cost bucket	Overhead & WIP	43%	40%	17%	37%	37%	22%	17%	***32%***
% of improvement opportunity attributable to cost bucket	Other	57%	54%	53%	59%	56%	33%	64%	***58%***
	Arconic current production (K ton)	37%	11%	7%	9%	3%	1%	31%	100%
	Opportunity size	$242M	$117M	$53M	$59M	$42M	$10M	$218M	***~$750M***

Overhead and WIP is a major driver of cost differential

$750 million improvement in EBITDA at GRP is worth ~$13.50/share

Note: * Indexed to 1,000; **Production cost improvement opportunity calculated as difference between Arconic production cost and Best Demonstrated Practice (BDP) production cost (lowest cost line item across top 10 producers) summed across Raw Material, Overheard & WIP, and Other; Other and total buckets are weight averaged based on Arconic tonnage for industry costs. The cost-level established by "Best Demonstrated Practice" may not be fully achievable. The components of rolling costs are interactive, i.e. one component might be low or high directly as a result of another being high or low.

Source: Elliott Analysis Derived from CRU Cost Data.

21

ELLIOTT®



"We're in this __together__."

Dr. Klaus Kleinfeld, 11/4/2015

Poor Corporate Governance Practices



> *"[O]ne of the things about Alcoa Corp. that is fundamentally different than Alcoa Inc. is that we were given the opportunity to come out with __a much better governance structure__. So as a new company, __we separated the Chairman and the CEO role. I personally believe that's the right way to have the business set up__. __In addition to that, we've decided to incorporate in Delaware__… __Delaware is much more shareholder-friendly__."*
>
> William F. Oplinger, CFO Alcoa Corp, 11/16/16

Governance Issue	Arconic	Best Practice
Election of Directors	Staggered Board	Annually Elected Board
State of Incorporation	Pennsylvania	Delaware
Removal of Directors	Requires 80% of outstanding	Majority of outstanding
Bylaw & Charter Amendments	Requires Supermajority	Majority of outstanding
Leadership Structure	Combined Chairman & CEO	Separate Chairman & CEO
CEO Share Retention Policy	6X Base Salary	10X Base Salary
CEO Additional Public Co. Boards	2	0
Board Stock Ownership	No Open-Market Purchase Requirement	3x Director Salary OM Purchases

Percentage of Staggered Boards in S&P 500



ELLIOTT®

Generous Compensation Despite Continually Poor Performance

Dr. Klaus Kleinfeld has been paid more than $111M during his tenure despite generating massively negative returns. He has also sold more shares than he owns, including $46M of stock since 2014

Cumulative TSR vs. Cumulative CEO Compensation



Source: Bloomberg.

Cumulative CEO Pay — Cumulative Returns

> *"The **Company has been deficient in linking executive pay to corporate performance**, as indicated by the **'D' grade received by the Company** in Glass Lewis' pay-for-performance model. **Shareholders should be concerned with this disconnect**. A properly structured pay program should motivate executives to drive corporate performance, thus aligning executive and long-term shareholder interests. In this case, as indicated by the poor grade, the Company has not implemented such a program. In our view, **shareholders should be concerned with the compensation committee's failure** in this area."*

Glass Lewis, 2016 Alcoa Proxy Paper

ELLIOTT®

Culture of High C-Suite Turnover

Dr. Klaus Kleinfeld has been the only constant among Company leadership. Notably there have been 7 heads of investor relations



Position	2008	2009	2010	2011	2012	2013	2014	2015	2016	# leaders since 2008
Chairman & CEO	Klaus Kleinfeld									1
EVP, CFO	Chuck McLane					William Oplinger			Ken Giacobbe	3
President, EPS	William Christopher			Olivier Jarrault					Karl Tragl	3
President GRP	Helmut Wieser			Kay Meggers						2
President, TCS	Kevin Kramer*	Tim Myers*					Jose Drummond	Karl Tragl then Tim Myers		5
EVP, HR & EHS	Regina Hitchery		John Bergen		Michael Barriere		Roy Harvey	Vas Nair		5
EVP, Legal	J. Michael Schell	Nicholas DeRoma			Kurt Waldo then Audrey Strauss				Kate Ramundo	5
EVP, Technology	Mohammad Zaidi			Raymond Kilmer						2
Director, Investor Relations	Greg Aschman	Matthew Garth	Roy Harvey	Kelly Pasterick				Nahla Azmy	Matt Garth and Patricia Figueroa	7

Despite the Company's penchant for repeatedly 'shooting the messenger,' the problems at Arconic run much deeper than poor investor communications

Note: *President of Wheel and Transportation Products (TCS was not yet a separate entity); Positions listed above not representative of full executive committee; Karl Tragl replaced Jose Drummond at end of 2015, and was replaced by Tim Myers in April 2016
Source: Company filings; Arconic website; press releases"

ELLIOTT®

Appendix: Additional GRP Supporting Data

GRP Benchmarking: Can Body Stock





Overhead costs 2X+ select peers

	Raw Material	Overheads & WIP	Finishing	Cast House	Cold Mill	Delivery	Hot Mill

	Comp. J	Comp. P	Comp. D	Arconic	Other	Comp. Q	Comp. R	Comp. N	Comp. L	Comp. H	BDP
Total	1075	1043	1018	1000	993	992	983	972	950	934	837
Indexed Production (Kmt)	0.2	0.5	0.6	1.0	7.4	0.6	0.6	1.4	1.5	0.2	

Note: * BDP (green) assumes minimum cost in each bucket, Best in class (yellow) assumes lowest total cost producer for product (excludes Comp R in this BIC example for better apples-to apples comparison); "The cost-level established by "Best Demonstrated Practice" may not be fully achievable. The components of rolling costs are interactive, i.e. one component might be low or high directly as a result of another being high or low:" Production indexed to Arconic at 1.0; Production cost indexed to Arconic at $1,000 per ton

Source: Elliott Analysis Derived from CRU cost data

ELLIOTT®





GRP Benchmarking: Plate

Raw Material
Overheads & WIP
Finishing
Cast House
Cold Mill
Delivery
Hot Mill
Indexed production cost ($/ton)
1200
1000
800
600
400
200
0
1083
1061
1030
1001
1000
995
993
926
905
872
816
Comp. D
Comp. P
Comp. A
Comp. C
Arconic
Other
Comp. S
Comp. I
Comp. K
Comp. B
BDP

Indexed Production (Kmt)	0.9	0.4	0.4	0.1	1.0	4.9	0.2	0.7	0.4	0.3

Note: * BDP (green) assumes minimum cost in each bucket, Best in class (yellow) assumes lowest total cost producer for product (excludes Comp R in this BIC example for better apples-to apples comparison); "The cost-level established by "Best Demonstrated Practice" may not be fully achievable. The components of rolling costs are interactive, i.e. one component might be low or high directly as a result of another being high or low:" Production indexed to Arconic at 1.0; Production cost indexed to Arconic at $1,000 per ton

Source: Elliott Analysis Derived from CRU cost data

ELLIOTT®

GRP Benchmarking: Brazing Sheet





Indexed Production (Kmt)	Comp. A	Comp. J	Other	Comp. M	Comp. P	Comp. E	Comp. H	Arconic	Comp. D	Comp. N	BDP
	0.7	0.2	4.8	0.2	0.4	0.4	0.3	1.0	0.3	0.2	

Note: * BDP (green) assumes minimum cost in each bucket, Best in class (yellow) assumes lowest total cost producer for product (excludes Comp R in this BIC example for better apples-to apples comparison); "The cost-level established by "Best Demonstrated Practice" may not be fully achievable. The components of rolling costs are interactive, i.e. one component might be low or high directly as a result of another being high or low:" Production indexed to Arconic at 1.0; Production cost indexed to Arconic at $1,000 per ton

Source: Elliott Analysis Derived from CRU cost data

ELLIOTT®

GRP Benchmarking: Auto Body Sheet





Note: * BDP (green) assumes minimum cost in each bucket, Best in class (yellow) assumes lowest total cost producer for product (excludes Comp R in this BIC example for better apples-to apples comparison); "The cost-level established by "Best Demonstrated Practice" may not be fully achievable. The components of rolling costs are interactive, i.e. one component might be low or high directly as a result of another being high or low;" Production indexed to Arconic at 1.0; Production cost indexed to Arconic at $1,000 per ton

Source: Elliott Analysis Derived from CRU cost data

ELLIOTT®

GRP Benchmarking: Heat Treat Sheet (Auto & Other)





Note: * BDP (green) assumes minimum cost in each bucket, Best in class (yellow) assumes lowest total cost producer for product (excludes Comp R in this BIC example for better apples-to apples comparison); "The cost-level established by "Best Demonstrated Practice" may not be fully achievable. The components of rolling costs are interactive, i.e. one component might be low or high directly as a result of another being high or low:" Production indexed to Arconic at 1.0; Production cost indexed to Arconic at $1,000 per ton

Source: Elliott Analysis Derived from CRU cost data

ELLIOTT®





GRP Benchmarking: Auto Structural

Raw Material
Overheads & WIP
Finishing
Cast House
Cold Mill
Delivery
Hot Mill
Indexed production cost ($/ton)
1400
1200
1000
800
600
400
200
0
1,218
1,157
1,093
1,090
1,085
1,070
1,053
1,000
987
978
767
Comp. G
Comp. C
Comp. H
Comp. S
Comp. A
Comp. D
Other
Arconic
Comp. N
Comp. R
BDP

Indexed Production (Kmt)	**0.3**	**0.6**	**2.6**	**1.4**	**1.3**	**1.0**	**12.1**	**1.0**	**3.2**	**0.7**	

Note: * BDP (green) assumes minimum cost in each bucket, Best in class (yellow) assumes lowest total cost producer for product (excludes Comp R in this BIC example for better apples-to apples comparison); "The cost-level established by "Best Demonstrated Practice" may not be fully achievable. The components of rolling costs are interactive, i.e. one component might be low or high directly as a result of another being high or low:" Production indexed to Arconic at 1.0; Production cost indexed to Arconic at $1,000 per ton

Source: Elliott Analysis Derived from CRU cost data

ELLIOTT®

Benchmarking analysis suggests there is headroom for GRP to improve cost position vs. industry average

GRP Benchmarking



	CAN BODY STOCK	PLATE	BRAZING SHEET	AUTO BODY	HEAT TREATED	AUTO STRUCTURAL	OTHER	TOTAL
Arconic Production Cost 2015 ($/ton)*	904	1,335	988	1,126	1,161	1,066	948	*1,000*
Production cost improvement opportunity**	5%	5%	0%	5%	1%	2%	2%	*3%*
Raw Material	0%	0%	0%	0%	0%	0%	0%	*0%*
Overhead & WIP	67%	53%	0%	66%	85%	76%	~1%	*54%*
Other	33%	47%	100%	34%	15%	24%	~99%	*46%*
Arconic current production (K ton)	37%	11%	7%	9%	3%	1%	31%	100%
Opportunity size	$70M	$32M	$1M	$20M	$2M	$1M	$21M	~$150M

% of improvement opportunity attributable to cost bucket

Note: *Indexed to 1,000; ** Production cost improvement opportunity calculated as difference between Arconic production cost and average production cost summed across Raw Material, Overheard & WIP, and Other. Where Arconic's costs are lower than average at the cost-bucket level, $0 improvement opportunity assumed; other and total buckets are weight averaged based on Arconic tonnage for industry costs; costs per ton indexed to 1,000

Source: Elliott Analysis Derived from CRU cost data

ELLIOTT®

Benchmarking analysis suggests there is headroom for GRP to improve cost position vs. best-in-class 'BIC'



GRP Benchmarking

	CAN BODY STOCK	PLATE	BRAZING SHEET	AUTO BODY	HEAT TREATED	AUTO STRUCTURAL	OTHER	TOTAL
Arconic Production Cost 2015 ($/ton)*	904	1,335	988	1,126	1,161	1,066	948	*1,000*
Indexed BIC** Production Cost ($/ton)	844	1,164	892	1,087	1,016	1,052	884	*924*
Production cost improvement opportunity**	7%	13%	10%	4%	12%	1%	7%	*8%*
Raw Material	-9%	-9%	72%	-229%	5%	-826%	20%	*-4%*
Overhead & WIP	77%	40%	10%	144%	50%	393%	28%	*51%*
Other	32%	68%	18%	185%	45%	533%	52%	*53%*
Arconic current production (K ton)	37%	11%	7%	9%	3%	1%	31%	100%
Opportunity size	$99M	$81M	$31M	$15M	$22M	$1M	$89M	~$340M

% of improvement opportunity attributable to cost bucket

Note: *Indexed to 1,000; **Production cost improvement opportunity calculated as difference between Arconic production cost and best in class ('BIC') production cost of the top 10 volume producers for each product; Other and total buckets are weight averaged based on Arconic tonnage for industry costs; Production cost opportunity based on non-China benchmarking; Opportunity size calculated using global Arconic volumes; costs per ton indexed to 1,000

Source: Elliott Analysis Derived from CRU cost data

34

ELLIOTT®

Benchmarking analysis suggests there is headroom for GRP to improve cost position vs. BIC w/ BDP overhead & WIP



GRP Benchmarking

	CAN BODY STOCK	PLATE	BRAZING SHEET	AUTO BODY	HEAT TREATED	AUTO STRUCTURAL	OTHER	TOTAL
Arconic Production Cost 2015 ($/ton)*	904	1,335	988	1,126	1,161	1,066	948	*1,000*
Indexed BIC** Production Cost ($/ton)	827	1,135	881	1,086	984	1,052	874	*909*
Production cost improvement opportunity**	9%	15%	11%	4%	15%	1%	8%	*9%*
Raw Material	-7%	-7%	65%	-223%	4%	-826%	16%	*-4%*
Overhead & WIP	82%	49%	19%	143%	59%	393%	42%	*60%*
Other	25%	58%	16%	181%	37%	533%	41%	*44%*
Arconic current production (K ton)	37%	11%	7%	9%	3%	1%	31%	100%
Opportunity size	$127M	$95M	$35M	$15M	$27M	$1M	$102M	*~$400M*

% of improvement opportunity attributable to cost bucket

Note: *Indexed to 1,000; ** Production cost improvement opportunity calculated as difference between Arconic production cost and best in class ('BIC') production cost of the top 10 volume producers for each product, BDP overhead and WIP used in place of BIC overhead and WIP; Other and total buckets are weight averaged based on Arconic tonnage for industry costs; Production cost opportunity based on non-China benchmarking; Opportunity size calculated using global Arconic volumes; costs per ton indexed to 1,000

Source: Elliott Analysis Derived from CRU cost data

ELLIOTT®

Per Share Improvement Data Tables

Effect of Performance Improvements at GRP and EPS



Per Share Increase from GRP Performance Improvement

			Low						High
			$ millions						
			$150	$250	$350	$450	$550	$650	**$750**
Low		**7.54x**	$2.32	$3.86	$5.41	$6.95	$8.50	$10.04	$11.59
		7.75x	$2.38	$3.97	$5.56	$7.15	$8.73	$10.32	$11.91
Multiple		8.00x	$2.46	$4.10	$5.74	$7.38	$9.02	$10.66	$12.30
		8.25x	$2.54	$4.23	$5.92	$7.61	$9.30	$10.99	$12.68
High		8.50x	$2.61	$4.35	$6.10	$7.84	$9.58	$11.32	$13.06
		8.79x	$2.70	$4.50	$6.30	$8.10	$9.90	$11.70	$13.50

Per Share Increase from EPS Performance Improvement

			Low						High
			Basis Points						
			600	650	700	750	800	850	**900**
Low		**9.00x**	$6.31	$6.83	$7.36	$7.88	$8.41	$8.94	$9.46
		9.25x	$6.48	$7.02	$7.56	$8.10	$8.64	$9.18	$9.72
		9.50x	$6.66	$7.21	$7.77	$8.32	$8.88	$9.43	$9.99
		9.75x	$6.83	$7.40	$7.97	$8.54	$9.11	$9.68	$10.25
Multiple		10.00x	$7.01	$7.59	$8.18	$8.76	$9.34	$9.93	$10.51
		10.25x	$7.18	$7.78	$8.38	$8.98	$9.58	$10.18	$10.78
		10.50x	$7.36	$7.97	$8.59	$9.20	$9.81	$10.42	$11.04
		10.75x	$7.53	$8.16	$8.79	$9.42	$10.05	$10.67	$11.30
High		**11.00x**	$7.71	$8.35	$8.99	$9.64	$10.28	$10.92	$11.56

ELLIOTT®

Contact Information



Arconic Shareholders



1212 Avenue of the Americas, 24th Floor
New York, NY 10036
Tel: +1.212.297.0720
Toll Free: +1.877.796.5274
Fax: +1.212.297.1710
Email: info@okapipartners.com

Media Inquiries

Stephen Spruiell
212-478-2017
sspruiell@elliottmgmt.com

ELLIOTT®

Version 3

New Leadership Is Needed At Arconic

January 31, 2017
www.NewArconic.com

Disclaimer



THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ELLIOTT MANAGEMENT CORPORATION AND ITS AFFILIATES (COLLECTIVELY, "ELLIOTT MANAGEMENT") AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ARCONIC INC. ("ARCONIC" OR, THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.THIS MATERIAL DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY DESCRIBED HEREIN IN ANY JURISDICTION TO ANY PERSON, NOR DOES IT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR AN INCITEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT. THIS MATERIAL IS INFORMATIONAL ONLY AND SHOULD NOT BE USED AS THE BASIS FOR ANY INVESTMENT DECISION, NOR SHOULD IT BE RELIED UPON FOR LEGAL, ACCOUNTING OR TAX DVICE OR INVESTMENT RECOMMENDATIONS OR FOR ANY OTHER PURPOSE. NO REPRESENTATION OR WARRANTY IS MADE THAT ELLIOTT MANAGEMENT'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT ELLIOTT MANAGEMENT'S INVESTMENT WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. ELLIOTT MANAGEMENT HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT PROJECTIONS AND FORWARD LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN AND ACTUAL RESULTS MAY DIFFER FROM THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. NO REPRESENTATION OR WARRANTY IS MADE AS TO THE ACCURACY OR REASONABLENESS OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN. ALL AMOUNTS, MARKET VALUE INFORMATION AND ESTIMATES INCLUDED IN THIS MATERIAL HAVE BEEN OBTAINED FROM OUTSIDE SOURCES THAT ELLIOTT MANAGEMENT BELIEVES TO BE RELIABLE OR REPRESENT THE BEST JUDGMENT OF ELLIOTT MANAGEMENT AS OF THE DATE OF THIS MATERIAL. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION OR VIEWS CONTAINED HEREIN. PROJECTIONS, MARKET OUTLOOKS, ASSUMPTIONS OR ESTIMATES IN THIS MATERIAL ARE FORWARD-LOOKING STATEMENTS, ARE BASED UPON CERTAIN ASSUMPTIONS, AND ARE SUBJECT TO A VARIETY OF RISKS AND CHANGES, INCLUDING RISKS AND CHANGES AFFECTING INDUSTRIES GENERALLY AND ARCONIC SPECIFICALLY. ELLIOTT MANAGEMENT RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. ELLIOTT MANAGEMENT DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

ELLIOTT®

Why Are We Here?



Prolonged disappointing financial results combined with the irreparably damaged credibility of Arconic's current management have created a circumstance whereby Arconic will never approach its potential under the current CEO

■ For more than a year, Elliott has engaged in private discussions with the Company regarding the numerous ways in which Arconic could effectively execute its business separation, improve operational performance, enhance investor communications, and establish improved corporate governance practices

● While we have appreciated the dialogue and remain excited about the Arconic opportunity, we **believe a change in CEO is needed for the Company to sustainably create maximum shareholder value**

Clear Evidence for the Need of Change in Leadership

 ## Poor Total Shareholder Returns
— *A cumulative loss of nearly 70% in value*
— *Profound underperformance compared to any of the Company's self-selected peer groups*
— *Worst TSR record of any active S&P 500 CEO*

 ## Abysmal Operating Performance
— *On pace to miss all key operating metrics for 2016; new 2019 targets are indistinguishable from the original guidance for 2016*
— *Returns on invested capital have remained below cost of capital during Dr. Klaus Kleinfeld's entire tenure*
— *Massive margin improvement opportunity has existed for years and has not been realized*

 ## Broken Company Culture
— *We believe that an obsession with image, prestige, and stature is the current CEO's key focus*
— *Wasteful corporate spending on questionable projects that enthuse the CEO but provide little benefit to the business or shareholders*
— *Antiquated corporate governance has resulted in failure to hold the CEO accountable, but has enabled the delivery to him of more than $111 million in compensation over an 8 year period*

Poor Total Shareholder Return: See pages 5,11,12, and 13 for details

ELLIOTT®







Our Goals at Arconic

Elliott is Arconic's largest shareholder, owning approximately 10.5% of shares outstanding. We are seeking sustained improvements at Arconic to benefit all long-term stakeholders

Please note that Elliott holds economic interest of over 12.1% of Arconic

Change the Culture

LEVER HOUSE
390

- ✓ Instill a culture dedicated to fierce operational focus
- ✓ Foster an entrepreneurial spirit by empowering and incentivizing each business unit and each manufacturing plant to participate in the upside of operational improvements
- ✓ Eliminate image-driven and wasteful culture (e.g. "The Jetsons" ad campaign, continued headquarters at Lever House)
- ✓ Overhaul the Company's antiquated corporate governance and adopt modern best practices demonstrating that "New Arconic" welcomes accountability

Improve the Business

ARCONIC

- ✓ Achieve substantial and real corporate-level margin improvement through:
  - ✓ Closing the persistent margin gap to the Company's closest peer in the EPS business
  - ✓ Achieving real margin improvements in GRP and TCS businesses
  - ✓ Dramatically reducing corporate overhead
- ✓ Allocate capital away from wasteful projects and toward more practical growth strategies

We believe that through a combination of operational and cultural changes, Arconic has an approximately 45 - 138% upside

ELLIOTT®

Source for images: Instagram

Change the Culture: Remove Dr. Klaus Kleinfeld from Arconic

Despite years of poor performance, a culture of grandiose rhetoric devoid of any real substance or follow-through has been tolerated

> Arconic points to this performance metric to assert that Dr. Kleinfeld "saved the Company."

	1-Year	2-Year	3-Year	4-Year	5-Year	6-Year	7-Year	8-Year	Since CEO	Since Low
vs Proxy Peers	(3.0)	(46.3)	(11.7)	(39.1)	(91.8)	(120.6)	(181.6)	(207.0)	**(155.9)**	(293.0)
vs. Industrials Proxy Peers	(5.6)	(54.4)	(36.6)	(86.8)	(135.8)	(149.1)	(193.7)	(234.0)	**(186.8)**	(286.5)
vs. Materials Proxy Peers	(2.0)	(36.5)	(2.8)	(23.2)	(80.7)	(92.1)	(173.8)	(129.0)	**(67.8)**	(353.6)
vs. Aluminum Peers	(12.6)	(45.6)	(47.7)	(18.9)	(8.8)	8.3	0.1	(75.7)	**(19.7)**	**66.3**
vs. S&P 500	4.1	(51.5)	(21.9)	(48.0)	(96.7)	(125.5)	(154.6)	(167.5)	**(150.3)**	(166.7)

Sampling of Dr. Klaus Kleinfeld's Public Comments

(4/12/10) "__We're exceeding our goals__…__we have the future in our hands__…__very proud of the almost flawless execution.__"

(7/12/10) "__Alcoa's performance is strengthening__. The long-term drivers remain intact… you will expect profitability to grow and __outperform our past__.."

(1/10/11) __We continue to produce outstanding shareholder value across all businesses__, and take my word, that's our promise."

(4/11/11) "This quarter marks an __excellent performance__"

(5/6/11) "We have __unprecedented growth opportunities__. Our end markets are improving pretty much all across the board."

(7/11/11) "…on a road to __sustained better performance__"

(10/11/11) "Alcoa remains a __confident Company__ in a nervous world"

(11/9/11) "We continue to __accelerate to build up shareholder value creation__"

(4/10/12) "We've had a __strong start__ in 2012. We are __delivering on our promises__"

(7/9/12) "..there are __exciting things in our future__. [A]ll of this will make us stronger."

(1/8/13) "We are __well positioned to maximize on profitable growth__."

(4/8/13) "We are __executing on our targets to deliver long-term value__. Our strategy is working"

(10/8/13) "__We are creating value__ by executing our strategy…[W]e've really been firing on all cylinders"

(4/8/14) "Stay close, __you will see more of this__ [strong performance]"

(7/8/14) "We are transforming Alcoa. We are __creating compelling sustainable value__."

(10/8/14) "This quarter is a clear data point that Alcoa's __transformation is delivering__."

(1/12/15) "The __transformation is delivering sustainable value__."

(4/8/15) "__The best is yet to come__."

(7/8/15) __This has been a strong quarter__."

(1/11/16) "__We're actually on a very, very good course, capturing the synergies, right, from gaining more market share there, from getting the operational -- the ability of the equipment up to the level that we are used to, and that's all happening. That's all happening__."

(4/11/16) "__We're on course for the second half of 2016__ [guidance]."

(7/11/16) "And I mean, as I said before, __there is a ramp-up curve that we are seeing in the second half__….This is ramping up. And we are on track to meet our targets"

Peer Group Median. Source: Bloomberg. TSR Trailing as of 10/31/2016, the day before Alcoa and Arconic split. Since CEO TSR: 5/1/2008 - 10/31/2016. Peer Proxy is Alcoa's 2016 self-selected proxy peers and includes two groups named by the Company, Industrials Peers which are the following ten companies: 3M CO, CUMMINS INC, DANAHER CORP, DEERE & CO, EATON CORP PLC, EMERSON ELECTRIC CO, GENERAL DYNAMICS CORP, L3 TECHNOLOGIES INC, NORTHROP GRUMMAN CORP, RAYTHEON COMPANY, And Materials Peers which are the following 10 companies: DU PONT (E.I.) DE NEMOURS, DOW CHEMICAL CO/THE, FREEPORT-MCMORAN INC, HUNTSMAN CORP, INTERNATIONAL PAPER CO, PPG INDUSTRIES INC, NEWMONT MINING CORP, NUCOR CORP, UNITED STATES STEEL CORP, LYONDELLBASELL INDU-CL A. The Company's self-selected Aluminum Company peers consist of: ALUMINUM CORP OF CHINA LTD-H, UNITED CO RUSAL PLC, NORSK HYDRO ASA, ALUMINA LTD, NATIONAL ALUMINIUM CO LTD, SHANDONG NANSHAN ALUMINUM. Since Low is date range 3/6/2009 – 10/31/2016.

ELLIOTT®

Source for all quotes in this presentation, Bloomberg transcripts, unless otherwise indicated. Emphasis added by Elliott for all quotes throughout this presentation

Change the Culture: Consider Larry Lawson for CEO



Elliott has engaged Mr. Lawson as a consultant on its investment in Arconic and believes that Mr. Lawson should be a leading candidate to become the Company's CEO, as he has the ideal set of skills needed to turn around Arconic's woefully and continually underperforming business

Larry Lawson





✓ Former CEO of Spirit Aerosystems, Inc. (NYSE: SPR)

✓ Former Executive Vice President of Aeronautics of Lockheed Martin (NYSE: LMT)

✓ Former Flight Control Engineer of McDonnell Douglas (Acquired by The Boeing Company in 1997)

Spirit TSR with Mr. Lawson as CEO



Outperformed S&P 500 by 108%

*"**SPR stock is up over 160% since Larry Lawson was named president and CEO** of the company on March 19, 2013 effective April 6, 2013. Sentiment for **SPR has improved as the company focused on controlling costs, generating positive free cash flow**, and divesting the problematic G650 and G280 wing programs in Tulsa. In our view**, market expectation for performance is now significantly higher for SPR than with the previous management team**."*

BAML, 4/30/15

*"[H]e is a **tough change agent with unrelenting demands on performance improvements**. As such, we're beginning to conclude that he might be just what SPR always needed."*

Barclays, 12/18/13

Source for stock chart: Bloomberg, ending day prior to announced of planned departure of Mr. Lawson as CEO (6/7/2016)

ELLIOTT®

Drive Sustainable Shareholder Value Through Operational Improvement



1 ## Close the Margin Gap with Precision Castparts ("PCC")
- *EPS margins have consistently lagged 700-1100 basis points below PCC despite the fact that there are few (if any) structural reasons for this gap*
- *Each 100 bps improvement in margins at Arconic's EPS business is worth ~$1.20/share*
- *Improving margins by 900 basis-points to levels approximating PCC's would increase value by ~$10.50/share*

2 ## Achieve Real Margin Improvement in Global Rolled Products ("GRP")
- *Management's 3-5 year goal of increasing GRP margins is misleading at best, deceptive at worst, and the majority is already baked*
- *Approximately 130-150 bps of the targeted improvement comes from simply eliminating can sheet volumes*
- *Reaching industry average performance would increase EBITDA by $150 million*
- *Achieving best-in-class performance would increase EBITDA by $750 million, worth ~$13.50/share*

3 ## Reduction of Corporate Overhead
- *Arconic has excess corporate overhead which we believe is a direct result of the Company's "CEO-centric" culture*
- *Alcoa Corp. - which has overhead costs which are roughly half those of its former parent - has already announced plans to cut $50 million, while repeatedly highlighting the cost reduction opportunity resulting from the separation from its bloated former parent:*

  *"**Very, very focused on cutting costs**, and you'll hear me talk about that, **that's one of the things that's different about Alcoa Corp**. As we go forward, we'll be very, **very focused on not only cutting cost at the plant level, but also in the overhead structure**… We did **not take any of the corporate jets with us**. We skinny down the corporate office to only 15 people here in New York. So we're **now on one floor in the New York office**. We've eliminated our Geneva office. We've gone -- and I use these just as examples. We've gone location by location and cut overhead costs, but **there's still more work to be done**."*

  William F. Oplinger, CFO of Alcoa Corp, 11/16/16

- *Cutting a comparable $100 million would increase value by $800 million, worth ~$1.60/share*

4 ## Implement Capital Allocation Discipline
- *Arconic has spent $2.2 billion at GRP without increasing EBITDA dollars.*
- *ROA at EPS plummeted during Dr. Kleinfeld's tenure*
- *More disciplined capital spending and exploration of strategic options with respect to GRP and TCS could produce significant additional value*

1. We attribute 200 bps of the margin gap to hidden Corporate spend hence closing the full gap is less than 1,100 7

ELLIOTT®

Even Modest Improvement Produces Dramatic Returns



- Elliott's targets are based on the mid-point of Arconic's 2017 revenue target
  - Unlike management, Elliott believes that Arconic margins can be improved even absent additional scale
    - *__In short, even without growth, Arconic could be worth at least $33-$54 per share.__*

	Low				High			
	Amount	Multiple	Value	$/Share	Amount	Multiple	Value	$/Share
Current Performance/Price	$1,815	8.7x		$22.50	$1,815	8.7x		$22.50
EPS Margin Improvement	$342	9.0x	$3,078	$6.31	$513	11.0x	$5,643	$11.56
GRP Margin Improvement	$150	7.5x	$1,131	$2.32	$750	8.8x	$6,590	$13.50
TCS Improvement	$36	7.3x	$261	$0.53	$36	10.3x	$371	$0.76
Cut Corporate Costs	$50	8.6x	$429	$0.88	$100	8.6x	$858	$1.76
Overall Improvement	$578	8.5x	$4,899	$10.04	$1,399	9.6x	$13,462	$27.59
Improved Credibility & Multiple Expansion					$1,815	0.9x	$1,698	$3.48
Total	**$2,393**	**8.5x**		**$32.54**	**$3,214**	**9.6x**		**$53.57**
vs. Current Share Price				*44.6%*				*138.1%*

- Low Case
  - 600 bps improvement at EPS at 9.0x multiple
  - GRP to achieve in-line performance with peers based on bottoms-up mix analysis
  - Cut $50 million in Corporate costs

- High Case
  - 900 bps improvement at EPS at 11.0x multiple
  - GRP to achieve best-in-class performance with peers based on bottoms-up mix analysis
  - Cut $100 million in Corporate costs

ELLIOTT®

Shareholder Nominees

Ideal mix of skills and experience to deliver meaningful change at Arconic





Christopher Ayers

Please note that if the Company renominates Ulrich Schmidt at the 2016 annual meeting, Elliott does not intend to seek his replacement.

— *Former Chief Executive Officer of WireCo WorldGroup, Inc., a leading producer of specialty steel wire ropes*
— *Former Vice President of Alcoa Inc. and President of its Global Primary Products Business (NYSE: AA)*
— *Former Executive Vice President of Precision Castparts ("PCC")*



Elmer Doty

— *Former President and Chief Executive Officer of Accudyne Industries (Acquired by The Carlyle Group in 2012)*
— *Former President and CEO of Vought Aircraft*
— *Former Executive Vice President of United Defense Industries, now part of BAE System Plc. (LON: BA)*



Charles Hall

— *Former President and Chief Executive Officer of AM General*
— *37-year career with General Dynamics Corporation (NYSE:GD)*
— *Final position with General Dynamics was Executive Vice President of Combat Systems*



Bernd Kessler

— *Former Chief Executive Officer of SRTechnics AG,*
— *Former President and Chief Executive Officer of MTU Maintenance, a subsidiary of Aero Engines AG (ETR:MTX)*
— *Mr. Kessler held management and executive positions for 20 years at Honeywell International Inc. (NYSE:HON)*



Patrice Merrin

— *Former CEO and a director of Luscar Ltd., Canada's largest producer of thermal coal*
— *Former Executive Vice President and Chief Operating Officer of Sherritt International Corporation (TSE:S)*
— *Director of Stillwater Mining Company (NYSE:SWC), Glencoreplc (LON:GLEN), and Novadaq Technologies Inc. (NASDAQ:NVDQ)*

ELLIOTT®



*"On a short, meaning next year or this year, and midterm, three- to five-year timeframe, we will continue to produce outstanding shareholder value across all businesses, and **take my word, that's our promise.**"*

Dr. Klaus Kleinfeld, 1/10/2011

TSR Under Dr. Klaus Kleinfeld



Since becoming CEO, Dr. Klaus Kleinfeld has underperformed the Company's proxy peer median by 156% and the S&P 500 by 151%

Alcoa Cumulative TSR Relative to Peer Median and S&P 500 Under Dr. Klaus Kleinfeld



> *"I think then __we are creating substantial shareholder value__. That's the main driver that we will continue to follow here."*
>
> Dr. Klaus Kleinfeld, 4/10/12

Source: Bloomberg. TSR 5/1/2008 - 10/31/2016, ending the day prior to the Alcoa/Arconic split. Peer group is Alcoa's 2016 self-selected proxy peers and includes: DU PONT (E.I.) DE NEMOURS, DOW CHEMICAL CO/THE, FREEPORT-MCMORAN INC, HUNTSMAN CORP, INTERNATIONAL PAPER CO, LYONDELLBASELL INDU-CL A, PPG INDUSTRIES INC, NEWMONT MINING CORP, NUCOR CORP, UNITED STATES STEEL CORP, 3M CO, CUMMINS INC, DANAHER CORP, DEERE & CO, EATON CORP PLC, EMERSON ELECTRIC CO, GENERAL DYNAMICS CORP, L-3 COMMUNICATIONS HOLDINGS, NORTHROP GRUMMAN CORP, RAYTHEON COMPANY. Alcoa's low point was 3/6/2009

ELLIOTT®

TSR Under Dr. Klaus Kleinfeld vs. Company Selected Peers



Under Dr. Kleinfeld, the Company massively underperformed virtually all peer groups over virtually all periods

Alcoa Cumulative TSR Relative to Each Peer Median and S&P 500 Under Dr. Klaus Kleinfeld



Peer Group Median. Source: Bloomberg. TSR Trailing as of 10/31/2016, the day before Alcoa and Arconic split. Since CEO TSR: 5/1/2008 - 10/31/2016. Peer Proxy is Alcoa's 2016 self-selected proxy peers and includes two groups named by the Company, Industrials Peers which are the following ten companies: 3M CO, CUMMINS INC, DANAHER CORP, DEERE & CO, EATON CORP PLC, EMERSON ELECTRIC CO, GENERAL DYNAMICS CORP, L3 TECHNOLOGIES INC, NORTHROP GRUMMAN CORP, RAYTHEON COMPANY, And Materials Peers which are the following 10 companies: DU PONT (E.I.) DE NEMOURS, DOW CHEMICAL CO/THE, FREEPORT-MCMORAN INC, HUNTSMAN CORP, INTERNATIONAL PAPER CO, PPG INDUSTRIES INC, NEWMONT MINING CORP, NUCOR CORP, UNITED STATES STEEL CORP, LYONDELLBASELL INDU-CL A. The Company's self-selected Aluminum Company peers consist of: ALUMINUM CORP OF CHINA LTD-H, UNITED CO RUSAL PLC, NORSK HYDRO ASA, ALUMINA LTD, NATIONAL ALUMINIUM CO LTD, SHANDONG NANSHAN ALUMINUM. Since Low is date range 3/6/2009 – 10/31/2016.

ELLIOTT®

Alcoa vs. S&P 500 During CEO Tenure



465 of the current S&P 500 companies have been in the index since May 1, 2008. Out of those 465 companies, Alcoa ranks 456th. All of the companies to the left of Alcoa have changed CEOs during this period

> *"But we are also very focused on ensuring that each and every dollar that we spend, whether it'd be an expense or whether it'd be for a capital investment will both sustain the operations that we have today, and therefore, the cash generation but also, **<u>look forward to create additional value for our shareholders</u>**."*
>
> Dr. Klaus Kleinfeld, 6/20/16

S&P 500 Returns , 5/1/2008 – 10/31/2016



Bloomberg. As of 10/31/2016. 5/1/08 – 10/31/2016 is Dr. Klaus Kleinfeld's tenure as CEO of Alcoa. 10/31/2016 is day prior to split of Alcoa and Arconic

ELLIOTT®

Arconic's "Dr. Klaus" Discount – 2017 Numbers



Arconic's discount, we believe, can principally be attributed to current management's lack of credibility

EV/EBITDA vs. Peers



Adj. EV/EBITDAP vs. Peers



Cash Adjusted P/E



Selected Comps: Boeing, Airbus, Spirit Aerosystems, Triumph Group, MTU Aero Engines, Meggitt, TransDigm, Moog, Curtiss-Wright, Woodward, TriMas, Esterline, HEICO, Rockwell-Collins, Safran, Barnes Group, Carpenter Technology, Kaiser Aluminum, Hexcel, United Technologies, AMAG Austria Metall, Embraer, Rolls-Royce, Parker-Hannifin, Crane, Eaton, Zodaic Aerospace, AMETEK, GKN, Honeywell, Hindalco, UACJ

ELLIOTT®

Arconic's "Dr. Klaus" Discount – 2018 Numbers



Larger discount on 2018 estimates suggests lack of confidence in management's ability to hit targets

EV/EBITDA vs. Peers



Adj. EV/EBITDAP vs. Peers



Cash Adjusted P/E



Selected Comps: Boeing, Airbus, Spirit Aerosystems, Triumph Group, MTU Aero Engines, Meggitt, TransDigm, Moog, Curtiss-Wright, Woodward, TriMas, Esterline, HEICO, Rockwell-Collins, Safran, Barnes Group, Carpenter Technology, Kaiser Aluminum, Hexcel, United Technologies, AMAG Austria Metall, Embraer, Rolls-Royce, Parker-Hannifin, Crane, Eaton, Zodaic Aerospace, AMETEK, GKN, Honeywell, Hindalco, UACJ

ELLIOTT®



"Now, I mean, talking to managers, you'd say disciplined execution? Really? I mean, is that a strategic priority? Isn't that what business is about? I mean, **it's not just warm words and nice plans, you've got to execute, right**? But we actually have put I think more of a discipline around it than what you typically find in an organization."

Dr. Klaus Kleinfeld, 11/7/13

"New" 2019 Guidance Closely Resembles Original _2016_ Guidance

After a series of massive guidance misses, the Company released three year targets which are nearly identical to the Company's original 2016 guidance , which pertained until as recently as April 2016

2016 and 2019 Revenue Guidance



2016 and 2019 EBITDA Guidance



"As we stated in the webcast, we are excited about Arconic's prospects and believe we have a compelling opportunity to create significant long-term value for our shareholders. During the 2017 to 2019 time period, we have set targets that outperform market growth, increase profit margins towards benchmark level and above, improve capital efficiency and significantly reduce debt to strengthen Arconic's balance sheet and credit rating."

Dr. Klaus Kleinfeld Letter to Shareholders, 12/14/16

ELLIOTT

Returns Lower Than Cost of Capital



During Dr. Klaus Kleinfeld's tenure, returns on invested capital have remained consistently below the Company's weighted average cost of capital

"We look at IRRs versus cost of capital, right. So we're breaking in part of the synergies, __we look at the returns versus cost of capital__."

Dr. Klaus Kleinfeld, 11/4/15

Alcoa ROIC vs. WACC



Source: Bloomberg. Quarterly June 2008 – September 2016

ELLIOTT®



"You can only win the 'war' with ideas, not with spending cuts"

Dr. Klaus Kleinfeld

Arconic EPS: Unable to Close the PCC Margin Gap



Elliott worked with a number of experts including: former employees and customers of both Arconic EPS and Precision Castparts, external consulting firm, and an investment bank. The conclusion is unambiguous. EPS and PCC are substantially similar businesses. Nonetheless, __Arconic's EPS business is substantially less profitable than PCC__

PCC vs. Arconic Business Unit Revenue Contribution



PCC vs Arconic EPS Business EBITDA Margin



Every 100 bps improvement in margins at Arconic's EPS business is worth ~$1.20/share

ELLIOTT®



GRP: Massive Room to Improve

Going bottoms-up, we analyzed GRP's mix and cost position relative to peers. The opportunity for improvement is enormous

	CAN BODY STOCK	PLATE	BRAZING SHEET	AUTO BODY	HEAT TREATED	AUTO STRUCTURAL	OTHER	TOTAL
Arconic Production Cost 2015 ($/ton)	**$2,613**	**$3,858**	**$2,854**	**$3,255**	**$3,356**	**$3,081**	**$2,739**	***$2,898***
Industry Average Cost	**$2,188**	**$3,147**	**$2,393**	**$2,807**	**$2,541**	**$2,362**	**$2,284**	***$2,404***
Production cost improvement opportunity* (A)	**$426**	**$711**	**$602**	**$447**	**$815**	**$719**	**$455**	***~$500***
% of improvement opportunity attributable to cost bucket: Raw Material	0%	6%	31%	4%	7%	45%	19%	***10%***
% of improvement opportunity attributable to cost bucket: Overhead & WIP	43%	40%	17%	37%	37%	22%	17%	***32%***
% of improvement opportunity attributable to cost bucket: Other	57%	54%	53%	59%	56%	33%	64%	***58%***
Arconic current production (K ton) (B)	569	165	114	131	52	14	480	1,525
Opportunity size (A x B)	$242M	$117M	$69M	$59M	$42M	$10M	$218M	***~$750M***

Overhead and WIP is a major driver of cost differential

$750 million improvement in EBITDA at GRP is worth ~$13.50/share

Note: *Production cost improvement opportunity calculated as difference between Arconic production cost and average production cost summed across Raw Material, Overheard & WIP, and Other. Where Arconic's costs are lower than average, $0 improvement opportunity assumed; other and total buckets are weight averaged based on Arconic tonnage for industry costs
Source: CRU cost data

ELLIOTT®



"We're in this __together__."

Dr. Klaus Kleinfeld, 11/4/2015

Poor Corporate Governance Practices



> "[O]ne of the things about Alcoa Corp. that is fundamentally different than Alcoa Inc. is that we were given the opportunity to come out with *a much better governance structure*. So as a new company, *we separated the Chairman and the CEO role. I personally believe that's the right way to have the business set up*. *In addition to that, we've decided to incorporate in Delaware… Delaware is much more shareholder-friendly*."
>
> William F. Oplinger, CFO Alcoa Corp, 11/16/16

Governance Issue	Arconic	Best Practice
Election of Directors	Staggered Board	Annually Elected Board
State of Incorporation	Pennsylvania	Delaware
Removal of Directors	Requires 80% of outstanding	Majority of outstanding
Bylaw & Charter Amendments	Requires Supermajority	Majority of outstanding
Leadership Structure	Combined Chairman & CEO	Separate Chairman & CEO
CEO Share Retention Policy	6X Base Salary	10X Base Salary
CEO Additional Public Co. Boards	2	0
Board Stock Ownership	No Open-Market Purchase Requirement	3x Director Salary OM Purchases

Percentage of Staggered Boards in S&P 500



ELLIOTT®

Generous Compensation Despite Continually Poor Performance

Dr. Klaus Kleinfeld has been paid more than $111M during his tenure despite generating massively negative returns. He has also sold more shares than he owns, including $46M of stock since 2014

Cumulative TSR vs. Cumulative CEO Compensation



Source: Bloomberg.

Cumulative CEO Pay   Cumulative Returns

"The __Company has been deficient in linking executive pay to corporate performance__, as indicated by the __'D' grade received by the Company__ in Glass Lewis' pay-for-performance model. __Shareholders should be concerned with this disconnect__. A properly structured pay program should motivate executives to drive corporate performance, thus aligning executive and long-term shareholder interests. In this case, as indicated by the poor grade, the Company has not implemented such a program. In our view, __shareholders should be concerned with the compensation committee's failure__ in this area."

Glass Lewis, 2016 Alcoa Proxy Paper

ELLIOTT®

Culture of High C-Suite Turnover



Dr. Klaus Kleinfeld has been the only constant among Company leadership. Notably there have been 7 heads of investor relations

Position	2008	2009	2010	2011	2012	2013	2014	2015	2016	# of leaders since 2008
CEO	Dr. Klaus Kleinfeld									1
EVP, CFO	Chuck McLane					William Oplinger			Ken Giacobbe	3
President, EPS	William Christopher			Oliver Jarrault					Karl Tragl	3
President GRP	Helmut Wieser				Kay Meggers					2
President, TCS	Kevin Kramer	Tim Myers					Jose Drummond	Karl Tragl / Tim Myers		4
EVP, HR & EHS	Regina Hitchery		John Bergen		Michael Barriere		Ron Harvey	Vas Nair		5
EVP, Legal	J. Michael Schell	Nicholas DeRoma			Audrey Strauss				Kate Ramundo	4
EVP Bus Serv.	n/a	n/a	n/a	n/a	Mark Davies	Graeme Bottger				2
EVP, Technology	Mohammad Zaidi				Raymond Kilmer					2
EVP, Bus. Dev.	J. Michael Schell				Daniel Cruise					2
Director, Investor Relations	Greg Aschman	Matthew Garth	Roy Harvey	Kelly Pasterick				Nahla Azmy	Matt Garth/ Patricia Figueroa	7

Despite the Company's penchant for repeatedly 'shooting the messenger,' the problems at Arconic run much deeper than poor investor communications

Note: Positions listed above not representative of full executive committee; Karl Tragl replaced Jose Drummond at end of 2015, and was replaced by Tim Myers in April 2016
Source: Archived company websites

ELLIOTT®

Contact Information



Arconic Shareholders



1212 Avenue of the Americas, 24th Floor
New York, NY 10036
Tel: +1.212.297.0720
Toll Free: +1.877.796.5274
Fax: +1.212.297.1710
Email: info@okapipartners.com

Media Inquiries

Stephen Spruiell
212-478-2017
sspruiell@elliottmgmt.com

ELLIOTT®

Version 1

New Leadership Is Needed At Arconic

January 31, 2017
www.NewArconic.com

Disclaimer



THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ELLIOTT MANAGEMENT CORPORATION AND ITS AFFILIATES (COLLECTIVELY, "ELLIOTT MANAGEMENT") AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ARCONIC INC. ("ARCONIC" OR, THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.THIS MATERIAL DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY DESCRIBED HEREIN IN ANY JURISDICTION TO ANY PERSON, NOR DOES IT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR AN INCITEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT. THIS MATERIAL IS INFORMATIONAL ONLY AND SHOULD NOT BE USED AS THE BASIS FOR ANY INVESTMENT DECISION, NOR SHOULD IT BE RELIED UPON FOR LEGAL, ACCOUNTING OR TAX DVICE OR INVESTMENT RECOMMENDATIONS OR FOR ANY OTHER PURPOSE. NO REPRESENTATION OR WARRANTY IS MADE THAT ELLIOTT MANAGEMENT'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT ELLIOTT MANAGEMENT'S INVESTMENT WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. ELLIOTT MANAGEMENT HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT PROJECTIONS AND FORWARD LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN AND ACTUAL RESULTS MAY DIFFER FROM THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. NO REPRESENTATION OR WARRANTY IS MADE AS TO THE ACCURACY OR REASONABLENESS OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN. ALL AMOUNTS, MARKET VALUE INFORMATION AND ESTIMATES INCLUDED IN THIS MATERIAL HAVE BEEN OBTAINED FROM OUTSIDE SOURCES THAT ELLIOTT MANAGEMENT BELIEVES TO BE RELIABLE OR REPRESENT THE BEST JUDGMENT OF ELLIOTT MANAGEMENT AS OF THE DATE OF THIS MATERIAL. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION OR VIEWS CONTAINED HEREIN. PROJECTIONS, MARKET OUTLOOKS, ASSUMPTIONS OR ESTIMATES IN THIS MATERIAL ARE FORWARD-LOOKING STATEMENTS, ARE BASED UPON CERTAIN ASSUMPTIONS, AND ARE SUBJECT TO A VARIETY OF RISKS AND CHANGES, INCLUDING RISKS AND CHANGES AFFECTING INDUSTRIES GENERALLY AND ARCONIC SPECIFICALLY. ELLIOTT MANAGEMENT RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. ELLIOTT MANAGEMENT DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

ELLIOTT®

Why Are We Here?



Prolonged disappointing financial results combined with the irreparably damaged credibility of Arconic's current management have created a circumstance whereby Arconic will never approach its potential under the current CEO

- For more than a year, Elliott has engaged in private discussions with the Company regarding the numerous ways in which Arconic could effectively execute its business separation, improve operational performance, enhance investor communications, and establish improved corporate governance practices
  - While we have appreciated the dialogue and remain excited about the Arconic opportunity, we **believe a change in CEO is needed for the Company to create sustainable shareholder value**

Clear Evidence for the Need of Change in Leadership

 ## Poor Total Shareholder Returns
  - *A cumulative loss of nearly 70% in value*
  - *Profound underperformance compared to any of the Company's self-selected peer groups*
  - *Worst TSR record of any active S&P 500 CEO*

 ## Abysmal Operating Performance
  - *On pace to miss all key operating metrics for 2016; new 2019 targets are indistinguishable from the original guidance for 2016*
  - *Returns on invested capital have remained below cost of capital during Dr. Klaus Kleinfeld's entire tenure*
  - *Massive margin improvement opportunity has existed for years and has not been realized*

 ## Broken Company Culture
  - *We believe that an obsession with image, prestige, and stature is the current CEO's key focus*
  - *Wasteful corporate spending on questionable projects that enthuse the CEO but provide little benefit to the business or shareholders*
  - *Antiquated corporate governance has resulted in failure to hold the CEO accountable, but have delivered to him more than $100M in compensation over an 8 year period*

ELLIOTT®

Our Goals at Arconic



Elliott is Arconic's largest shareholder, owning approximately 10.5% of shares outstanding. We are seeking <u>*sustained improvements*</u> *at Arconic to benefit all long-term stakeholders*

Change the Culture



- ✓ Instill a culture dedicated to fierce operational focus
- ✓ Foster an entrepreneurial spirit by empowering and incentivizing each business unit and each manufacturing plant to participate in the upside of operational improvements
- ✓ Eliminate image-driven and wasteful culture (e.g. "The Jetsons" ad campaign, continued headquarters at Lever House)
- ✓ Overhaul the Company's antiquated corporate governance and adopt modern best practices demonstrating that "New Arconic" welcomes accountability

Improve the Business



- ✓ Achieve substantial and real corporate-level margin improvement through:
  - ✓ Closing the persistent margin gap to the Company's closest peer in the EPS business
  - ✓ Achieving real margin improvements in GRP and TCS businesses
  - ✓ Dramatically reducing corporate overhead
- ✓ Allocate capital away from wasteful projects and toward more practical growth strategies

We believe that through a combination of operational and cultural changes, Arconic has an approximately 45 - 138% upside

ELLIOTT®

Source for images: Instagram

Change the Culture: Remove Dr. Klaus Kleinfeld from Arconic

Despite years of poor performance, a culture of grandiose rhetoric devoid of any real substance or follow-through has been tolerated

> Arconic points to this performance metric to assert that Dr. Kleinfeld "saved the Company."

	1-Year	2-Year	3-Year	4-Year	5-Year	6-Year	7-Year	8-Year	Since CEO	Since Low
vs Proxy Peers	(3.0)	(46.3)	(11.7)	(39.1)	(91.8)	(120.6)	(181.6)	(207.0)	**(155.9)**	(293.0)
vs. Industrials Proxy Peers	(5.6)	(54.4)	(36.6)	(86.8)	(135.8)	(149.1)	(193.7)	(234.0)	**(186.8)**	(286.5)
vs. Materials Proxy Peers	(2.0)	(36.5)	(2.8)	(23.2)	(80.7)	(92.1)	(173.8)	(129.0)	**(67.8)**	(353.6)
vs. Aluminum Peers	(12.6)	(45.6)	(47.7)	(18.9)	(8.8)	8.3	0.1	(75.7)	**(19.7)**	**66.3**
vs. S&P 500	4.1	(51.5)	(21.9)	(48.0)	(96.7)	(125.5)	(154.6)	(167.5)	**(150.3)**	(166.7)

Sampling of Dr. Klaus Kleinfeld's Public Comments

(4/12/10) "**We're exceeding our goals**…**we have the future in our hands**…**very proud of the almost flawless execution.**"

(7/12/10) "**Alcoa's performance is strengthening**. The long-term drivers remain intact… you will expect profitability to grow and **outperform our past**.."

(1/10/11) **We continue to produce outstanding shareholder value across all businesses**, and take my word, that's our promise."

(4/11/11) "This quarter marks an **excellent performance**"

(5/6/11) "We have **unprecedented growth opportunities**. Our end markets are improving pretty much all across the board."

(7/11/11) "…on a road to **sustained better performance**"

(10/11/11) "Alcoa remains a **confident Company** in a nervous world"

(11/9/11) "We continue to **accelerate to build up shareholder value creation**"

(4/10/12) "We've had a **strong start** in 2012. We are **delivering on our promises**"

(7/9/12) "..there are **exciting things in our future**. [A]ll of this will make us stronger."

(1/8/13) "We are **well positioned to maximize on profitable growth**."

(4/8/13) "We are **executing on our targets to deliver long-term value**. Our strategy is working"

(10/8/13) "**We are creating value** by executing our strategy…[W]e've really been firing on all cylinders"

(4/8/14) "Stay close, **you will see more of this** [strong performance]"

(7/8/14) "We are transforming Alcoa. We are **creating compelling sustainable value**."

(10/8/14) "This quarter is a clear data point that Alcoa's **transformation is delivering**."

(1/12/15) "The **transformation is delivering sustainable value**."

(4/8/15) "**The best is yet to come**."

(7/8/15) **This has been a strong quarter**."

(1/11/16) "**We're actually on a very, very good course, capturing the synergies, right, from gaining more market share there, from getting the operational -- the ability of the equipment up to the level that we are used to, and that's all happening. That's all happening**."

(4/11/16) "**We're on course for the second half of 2016** [guidance]."

(7/11/16) "And I mean, as I said before, **there is a ramp-up curve that we are seeing in the second half**….This is ramping up. And we are on track to meet our targets"

Peer Group Median. Source: Bloomberg. TSR Trailing as of 10/31/2016, the day before Alcoa and Arconic split. Since CEO TSR: 5/1/2008 - 10/31/2016. Peer Proxy is Alcoa's 2016 self-selected proxy peers and includes two groups named by the Company, Industrials Peers which are the following ten companies: 3M CO, CUMMINS INC, DANAHER CORP, DEERE & CO, EATON CORP PLC, EMERSON ELECTRIC CO, GENERAL DYNAMICS CORP, L3 TECHNOLOGIES INC, NORTHROP GRUMMAN CORP, RAYTHEON COMPANY, And Materials Peers which are the following 10 companies: DU PONT (E.I.) DE NEMOURS, DOW CHEMICAL CO/THE, FREEPORT-MCMORAN INC, HUNTSMAN CORP, INTERNATIONAL PAPER CO, PPG INDUSTRIES INC, NEWMONT MINING CORP, NUCOR CORP, UNITED STATES STEEL CORP, LYONDELLBASELL INDU-CL A. The Company's self-selected Aluminum Company peers consist of: ALUMINUM CORP OF CHINA LTD-H, UNITED CO RUSAL PLC, NORSK HYDRO ASA, ALUMINA LTD, NATIONAL ALUMINIUM CO LTD, SHANDONG NANSHAN ALUMINUM. Since Low is date range 3/6/2009 – 10/31/2016.

ELLIOTT®

Source for all quotes in this presentation, Bloomberg transcripts, unless otherwise indicated. Emphasis added by Elliott for all quotes throughout this presentation

Change the Culture: Consider Larry Lawson for CEO



Elliott has engaged Mr. Lawson as a consultant on its investment in Arconic and believes that Mr. Lawson should be a leading candidate to become the Company's CEO, as he has the ideal set of skills needed to turnaround Arconic's woefully and continually underperforming business

Larry Lawson




✓ Former CEO of Spirit Aerosystems, Inc. (NYSE: SPR)

✓ Former Executive Vice President of Aeronautics of Lockheed Martin (NYSE: LMT)

✓ Former Flight Control Engineer of McDonnell Douglas (Acquired by The Boeing Company in 1997)

Spirit TSR with Mr. Lawson as CEO



*"**SPR stock is up over 160% since Larry Lawson was named president and CEO** of the company on March 19, 2013 effective April 6, 2013. Sentiment for **SPR has improved as the company focused on controlling costs, generating positive free cash flow**, and divesting the problematic G650 and G280 wing programs in Tulsa. In our view**, market expectation for performance is now significantly higher for SPR than with the previous management team**."*

BAML, 4/30/15

*"[H]e is a **tough change agent with unrelenting demands on performance improvements**. As such, we're beginning to conclude that he might be just what SPR always needed."*

Barclays, 12/18/13

Source for stock chart: Bloomberg, ending day prior to announced of planned departure of Mr. Lawson as CEO (6/7/2016)
Source for quotes: Bloomberg transcripts.

ELLIOTT®

Drive Sustainable Shareholder Value Through Operational Improvement



1 **Close the Margin Gap with Precision Castparts ("PCC'")**

— *EPS margins have consistently lagged 700-1100 basis points below PCC despite the fact that there are few (if any) structural reasons for this gap*

— *Each 100 bps improvement in margins at Arconic's EPS business is worth ~$1.20/share*

— *Improving margins by 900 basis-points to levels approximating PCC's would increase Arconic's shares by ~$10.80/share – an approximately 50% increase*

2 **Achieve Real Margin Improvement in Global Rolled Products ("GRP")**

— *Management's 3-5 year goal of increasing GRP margins is misleading at best, deceptive at worst, and the majority is already baked*

— *Approximately 130-150 bps of the targeted improvement comes from simply eliminating can sheet volumes*

— *Reaching industry average performance would increase EBITDA by $125 million*

— *Achieving best-in-class performance would increase EBITDA by $750 million, worth ~$13.50/share*

3 **Reduction of Corporate Overhead**

— *Arconic has excess corporate overhead which we believe is a direct result of the Company's "CEO-centric" culture*

— *Alcoa Corp. - which has overhead costs which are roughly half those of its former parent - has already announced plans to cut $50 million, while repeatedly highlighting the cost reduction opportunity resulting from the separation from its bloated former parent*

— *"Very, very focused on cutting costs, and you'll hear me talk about that, that's one of the things that's different about Alcoa Corp. As we go forward, we'll be very, very focused on not only cutting cost at the plant level, but also in the overhead structure… We did not take any of the corporate jets with us. We skinny down the corporate office to only 15 people here in New York. So we're now on one floor in the New York office. We've eliminated our Geneva office. We've gone -- and I use these just as examples. We've gone location by location and cut overhead costs, but there's still more work to be done." – William F. Oplinger, Goldman Sachs Global Metals & Mining Conference, November 16th, 2016*

— *Cutting a comparable $100 million would increase value by $800 million worth ~$1.60/share or 7%*

4 **Implement Capital Allocation Discipline**

— *Arconic has spent $2.2 billion at GRP without increasing EBITDA dollars.*

— *ROA at EPS plummeted during Dr. Kleinfeld's tenure*

— *More disciplined capital spending and exploration of strategic options with respect to GRP and BCS could produce significant additional value*

1. We attribute 200 bps of the margin gap to hidden Corporate spend hence closing the full gap is less than 1,100 7

ELLIOTT®

Even Modest Improvement Produces Dramatic Returns



- Elliott's targets are based on the mid-point of Arconic's 2017 revenue
  - Unlike management, Elliott believes that Arconic margins can be improved even absent additional scale
    - ___In short, even without growth, Arconic could be worth at least $33-$54 per share if it improves along the lines of our plan.___

	Low				High			
	Amount	Multiple	Value	$/Share	Amount	Multiple	Value	$/Share
Current Performance/Price	$1,815	8.7x		$22.50	$1,815	8.7x		$22.50
EPS Margin Improvement	$342	9.0x	$3,078	$6.31	$513	11.0x	$5,643	$11.56
GRP Margin Improvement	$150	7.5x	$1,131	$2.32	$750	8.8x	$6,590	$13.50
TCS Improvement	$36	7.3x	$261	$0.53	$36	10.3x	$371	$0.76
Cut Corporate Costs	$50	8.6x	$429	$0.88	$100	8.6x	$858	$1.76
Overall Improvement	$578	8.5x	$4,899	$10.04	$1,399	9.6x	$13,462	$27.59
Improved Credibility & Multiple Expansion					$1,815	0.9x	$1,698	$3.48
Total	**$2,393**	**8.5x**		**$32.54**	**$3,214**	**9.6x**		**$53.57**
vs. Current Share Price				*44.6%*				*138.1%*

- Low Case
  - 600 bps improvement at EPS at 9.0x multiple
  - GRP to achieve in-line performance with peers based on bottoms-up mix analysis
  - Cut $50 million in Corporate costs

- High Case
  - 900 bps improvement at EPS at 11.0x multiple
  - GRP to achieve best-in-class performance with peers based on bottoms-up mix analysis
  - Cut $100 million in Corporate costs

ELLIOTT®

Shareholder Nominees



Ideal mix of skills and experience to deliver meaningful change at Arconic



Christopher Ayers

— *Former Chief Executive Officer of WireCo WorldGroup, Inc., a leading producer of specialty steel wire ropes*
— *Former Vice President of Alcoa Inc. and President of its Global Primary Products Business (NYSE: AA)*
— *Former Executive Vice President of Precision Castparts ("PCC")*



Elmer Doty

— *Former President and Chief Executive Officer of Accudyne Industries (Acquired by The Carlyle Group in 2012)*
— *Former President and CEO if Vought Aircraft*
— *Former Executive Vice President of United Defense Industries, now part of BAE System Plc. (LON: BA)*



Charles Hall

— *Former President and Chief Executive Officer of AM General*
— *37-year career with General Dynamics Corporation (NYSE:GD)*
— *Final position with General Dynamics was Executive Vice President of Combat Systems*



Bernd Kessler

— *Former Chief Executive Officer of SRTechnics AG,*
— *Former President and Chief Executive Officer of MTU Maintenance, a subsidiary of Aero Engines AG (ETR:MTX)*
— *Mr. Kessler held management and executive positions for 20 years at Honeywell International Inc. (NYSE:HON)*



Patrice Merrin

— *Former CEO and a director of Luscar Ltd., Canada's largest producer of thermal coal*
— *Former Executive Vice President and Chief Operating Officer of Sherritt International Corporation (TSE:S)*
— *Director of Stillwater Mining Company (NYSE:SWC), Glencoreplc (LON:GLEN), and Novadaq Technologies Inc. (NASDAQ:NVDQ)*

ELLIOTT®



*"On a short, meaning next year or this year, and midterm, three- to five-year timeframe, we will continue to produce outstanding shareholder value across all businesses, and **take my word, that's our promise**."*

Dr. Klaus Kleinfeld, 1/10/2011

TSR Under Dr. Klaus Kleinfeld



Since becoming CEO, Dr. Klaus Kleinfeld has underperformed the Company's proxy peer median by 156% and the S&P 500 by 151%

Alcoa Cumulative TSR Relative to Peer Median and S&P 500 Under Dr. Klaus Kleinfeld



Relative TSR vs. Proxy Peers since Alcoa's low: -293%

Legend: **AA** — **Peer Median** — .... **S&P 500 Index**

> *"I think then __we are creating substantial shareholder value__. That's the main driver that we will continue to follow here."*
>
> Dr. Klaus Kleinfeld, 4/10/12

Source: Bloomberg. TSR 5/1/2008 - 10/31/2016, ending the day prior to the Alcoa/Arconic split. Peer group is Alcoa's 2016 self-selected proxy peers and includes: DU PONT (E.I.) DE NEMOURS, DOW CHEMICAL CO/THE, FREEPORT-MCMORAN INC, HUNTSMAN CORP, INTERNATIONAL PAPER CO, LYONDELLBASELL INDU-CL A, PPG INDUSTRIES INC, NEWMONT MINING CORP, NUCOR CORP, UNITED STATES STEEL CORP, 3M CO, CUMMINS INC, DANAHER CORP, DEERE & CO, EATON CORP PLC, EMERSON ELECTRIC CO, GENERAL DYNAMICS CORP, L-3 COMMUNICATIONS HOLDINGS, NORTHROP GRUMMAN CORP, RAYTHEON COMPANY. Alcoa's low point was 3/6/2009

ELLIOTT®

TSR Under Dr. Klaus Kleinfeld vs. Company Selected Peers



Under Dr. Kleinfeld, the Company massively underperformed virtually all peer groups over virtually all periods

Alcoa Cumulative TSR Relative to Each Peer Median and S&P 500 Under Dr. Klaus Kleinfeld



Peer Group Median. Source: Bloomberg. TSR Trailing as of 10/31/2016, the day before Alcoa and Arconic split. Since CEO TSR: 5/1/2008 - 10/31/2016. Peer Proxy is Alcoa's 2016 self-selected proxy peers and includes two groups named by the Company, Industrials Peers which are the following ten companies: 3M CO, CUMMINS INC, DANAHER CORP, DEERE & CO, EATON CORP PLC, EMERSON ELECTRIC CO, GENERAL DYNAMICS CORP, L3 TECHNOLOGIES INC, NORTHROP GRUMMAN CORP, RAYTHEON COMPANY, And Materials Peers which are the following 10 companies: DU PONT (E.I.) DE NEMOURS, DOW CHEMICAL CO/THE, FREEPORT-MCMORAN INC, HUNTSMAN CORP, INTERNATIONAL PAPER CO, PPG INDUSTRIES INC, NEWMONT MINING CORP, NUCOR CORP, UNITED STATES STEEL CORP, LYONDELLBASELL INDU-CL A. The Company's self-selected Aluminum Company peers consist of: ALUMINUM CORP OF CHINA LTD-H, UNITED CO RUSAL PLC, NORSK HYDRO ASA, ALUMINA LTD, NATIONAL ALUMINIUM CO LTD, SHANDONG NANSHAN ALUMINUM. Since Low is date range 3/6/2009 – 10/31/2016.

ELLIOTT®

Alcoa vs. S&P 500 During CEO Tenure



465 of the current S&P 500 companies have been in the index since May 1, 2008. Out of those 465 companies, Alcoa ranks 456th. All of the companies to the left of Alcoa have changed CEO's during this period

> *"But we are also very focused on ensuring that each and every dollar that we spend, whether it'd be an expense or whether it'd be for a capital investment will both sustain the operations that we have today, and therefore, the cash generation but also, <u>**look forward to create additional value for our shareholders**</u>."*
>
> Dr. Klaus Kleinfeld, 6/20/16

S&P 500 Returns , 5/1/2008 – 10/31/2016



Bloomberg. As of 10/31/2016. 5/1/08 – 10/31/2016 is Dr. Klaus Kleinfeld's tenure as CEO of Alcoa. 10/31/2016 is day prior to split of Alcoa and Arconic

ELLIOTT®

Arconic's "Dr. Klaus" Discount – 2017 Numbers



Arconic's discount, we believe, can principally be attributed to current management's lack of credibility

EV/EBITDA vs. Peers



Adj. EV/EBITDAP vs. Peers



Cash Adjusted P/E



Selected Comps: Boeing, Airbus, Spirit Aerosystems, Triumph Group, MTU Aero Engines, Meggitt, TransDigm, Moog, Curtiss-Wright, Woodward, TriMas, Esterline, HEICO, Rockwell-Collins, Safran, Barnes Group, Carpenter Technology, Kaiser Aluminum, Hexcel, United Technologies, AMAG Austria Metall, Embraer, Rolls-Royce, Parker-Hannifin, Crane, Eaton, Zodaic Aerospace, AMETEK, GKN, Honeywell, Hindalco, UACJ

ELLIOTT®

Arconic's "Dr. Klaus" Discount – 2018 Numbers



Larger discount on 2018 estimates suggests lack of confidence in management's ability to hit targets

EV/EBITDA vs. Peers



Adj. EV/EBITDAP vs. Peers



Cash Adjusted P/E



Selected Comps: Boeing, Airbus, Spirit Aerosystems, Triumph Group, MTU Aero Engines, Meggitt, TransDigm, Moog, Curtiss-Wright, Woodward, TriMas, Esterline, HEICO, Rockwell-Collins, Safran, Barnes Group, Carpenter Technology, Kaiser Aluminum, Hexcel, United Technologies, AMAG Austria Metall, Embraer, Rolls-Royce, Parker-Hannifin, Crane, Eaton, Zodaic Aerospace, AMETEK, GKN, Honeywell, Hindalco, UACJ

ELLIOTT®



*"Now, I mean, talking to managers, you'd say disciplined execution? Really? I mean, is that a strategic priority? Isn't that what business is about? I mean, **it's not just warm words and nice plans, you've got to execute, right**? But we actually have put I think more of a discipline around it than what you typically find in an organization."*

Dr. Klaus Kleinfeld, 11/7/13

"New" 2019 Guidance Closely Resembles Original _2016_ Guidance

After a series of massive guidance misses, the Company released three year targets which are nearly identical to the Company's original 2016 guidance , which pertained until as recently as April 2016

2016 and 2019 Revenue Guidance



2016 and 2019 EBITDA Guidance



"As we stated in the webcast, we are excited about Arconic's prospects and believe we have a compelling opportunity to create significant long-term value for our shareholders. During the 2017 to 2019 time period, we have set targets that outperform market growth, increase profit margins towards benchmark level and above, improve capital efficiency and significantly reduce debt to strengthen Arconic's balance sheet and credit rating."

Dr. Klaus Kleinfeld Letter to Shareholders, 12/14/16

ELLIOTT

Returns Lower Than Cost of Capital



During Dr. Klaus Kleinfeld's tenure, returns on invested capital have remained consistently below the Company's weighted average cost of capital

> *"We look at IRRs versus cost of capital, right. So we're breaking in part of the synergies, __we look at the returns versus cost of capital__."*
>
> Dr. Klaus Kleinfeld, 11/4/15

Alcoa ROIC vs. WACC



Source: Bloomberg. Quarterly June 2008 – September 2016

ELLIOTT®

Arconic EPS: Unable to Close the PCC Margin Gap



Elliott worked with a number of experts including: former employees and customers of both Arconic EPS and Precision Castparts, external consulting firm, and an investment bank. The conclusion is unambiguous. EPS and PCC are substantially similar businesses. Nonetheless, **___Arconic's EPS business is substantially less profitable than PCC___**

PCC vs. Arconic Business Unit Revenue Contribution



PCC vs Arconic EPS Business EBITDA Margin



> **Every 100 bps improvement in margins at Arconic's EPS business is worth ~$1.20/share**

ELLIOTT®



GRP: Massive Room to Improve

Going bottoms-up, we analyzed GRP's mix and cost position relative to peers. The opportunity for improvement is enormous

	CAN BODY STOCK	PLATE	BRAZING SHEET	AUTO BODY	HEAT TREATED	AUTO STRUCTURAL	OTHER	TOTAL
Arconic Production Cost 2015 ($/ton)	$2,613	$3,858	$2,854	$3,255	$3,356	$3,081	$2,739	*$2,898*
Best-In-Class Production Cost	$2,188	$3,147	$2,393	$2,807	$2,541	$2,362	$2,284	*$2,404*
Production cost improvement opportunity* (A)	$426	$711	$461	$447	$815	$719	$455	~$500
% of improvement opportunity attributable to cost bucket: Raw Material	0%	6%	31%	4%	7%	45%	19%	*10%*
% of improvement opportunity attributable to cost bucket: Overhead & WIP	43%	40%	17%	37%	37%	22%	17%	*32%*
% of improvement opportunity attributable to cost bucket: Other	57%	54%	53%	59%	56%	33%	64%	*58%*
Arconic current production (K ton) (B)	569	165	114	131	52	14	480	1,525
Opportunity size (A x B)	$242M	$117M	$69M	$59M	$42M	$10M	$218M	~$750M

Overhead and WIP is a major driver of cost differential

$750 million improvement in EBITDA at GRP is worth ~$13.50/share

Note: *Production cost improvement opportunity calculated as difference between Arconic production cost and best-in-class production cost (lowest cost line item across top 10 producers) summed across Raw Material, Overheard & WIP, and Other; Other and total buckets are weight averaged based on Arconic tonnage for industry costs
Source: CRU cost data

ELLIOTT®



"We're in this __together__."

Dr. Klaus Kleinfeld, 11/4/2015

Poor Corporate Governance Practices



> *"[O]ne of the things about Alcoa Corp. that is fundamentally different than Alcoa Inc. is that we were given the opportunity to come out with __a much better governance structure__. So as a new company, __we separated the Chairman and the CEO role. I personally believe that's the right way to have the business set up__. __In addition to that, we've decided to incorporate in Delaware__… __Delaware is much more shareholder-friendly__."*
>
> William F. Oplinger, CFO Alcoa Corp, 11/16/16

Governance Issue	Arconic	Best Practice
Election of Directors	Staggered Board	Annually Elected Board
State of Incorporation	Pennsylvania	Delaware
Removal of Directors	Requires 80% of outstanding	Majority of outstanding
Bylaw & Charter Amendments	Requires Supermajority	Majority of outstanding
Leadership Structure	Combined Chairman & CEO	Separate Chairman & CEO
CEO Share Retention Policy	6X Base Salary	10X Base Salary
CEO Additional Public Co. Boards	2	0
Board Stock Ownership	No Open-Market Purchase Requirement	3x Director Salary OM Purchases

Percentage of Staggered Boards in S&P 500



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Generous Compensation Despite Poor Performance

Dr. Klaus Kleinfeld has been paid more than $111M during his tenure despite generating massively negative returns. He has also sold more shares than he owns, including $46M of stock since 2014

Cumulative TSR vs. Cumulative CEO Compensation

$130,000,000
$80,000,000
$30,000,000
Cumulative CEO Pay
$7,242,070
$19,139,223
$32,431,585
$46,475,277
$60,802,178
$75,627,984
$93,786,506
$111,272,734
Yet To Be Disclosed
FY 2008*
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016
(67)
(51)
(53)
(73)
(73)
(66)
(50)
(68)
(69)
80
60
40
20
0
(20)
(40)
(60)
(80)
Cumulative CEO TSR
Cumulative CEO Pay
Cumulative Returns

Source: Bloomberg.

*"The **Company has been deficient in linking executive pay to corporate performance**, as indicated by the **'D' grade received by the Company** in Glass Lewis' pay-for-performance model. **Shareholders should be concerned with this disconnect**. A properly structured pay program should motivate executives to drive corporate performance, thus aligning executive and long-term shareholder interests. In this case, as indicated by the poor grade, the Company has not implemented such a program. In our view, **shareholders should be concerned with the compensation committee's failure** in this area."*

Glass Lewis, 2016 Alcoa Proxy Paper

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Culture of High C-Suite Turnover



Dr. Klaus Kleinfeld has been the only constant among Company leadership. Notably there have been 7 heads of investor relations

Position	2008	2009	2010	2011	2012	2013	2014	2015	2016	# of leaders since 2008
CEO	Dr. Klaus Kleinfeld									1
EVP, CFO	Chuck McLane				William Oplinger				Ken Giacobbe	3
President, EPS	William Christopher		Oliver Jarrault						Karl Tragl	3
President GRP	Helmut Wieser				Kay Meggers					2
President, TCS	Kevin Kramer	Tim Myers					Jose Drummond	Karl Tragl / Tim Myers		4
EVP, HR & EHS	Regina Hitchery		John Bergen		Michael Barriere		Ron Harvey	Vas Nair		5
EVP, Legal	J. Michael Schell	Nicholas DeRoma			Audrey Strauss				Kate Ramundo	4
EVP Bus Serv.	n/a	n/a	n/a	n/a	Mark Davies	Graeme Bottger				2
EVP, Technology	Mohammad Zaidi				Raymond Kilmer					2
EVP, Bus. Dev.	J. Michael Schell				Daniel Cruise					2
Director, Investor Relations	Greg Aschman	Matthew Garth	Roy Harvey	Kelly Pasterick				Nahla Azmy	Matt Garth/ Patricia Figueroa	7

Despite the Company's penchant for repeatedly 'shooting the messenger,' the problems at Arconic run much deeper than poor investor communications

Note: Positions listed above not representative of full executive committee; Karl Tragl replaced Jose Drummond at end of 2015, and was replaced by Tim Myers in April 2016
Source: Archived company websites
24

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Contact Information



Arconic Shareholders



1212 Avenue of the Americas, 24th Floor
New York, NY 10036
Tel: +1.212.297.0720
Toll Free: +1.877.796.5274
Fax: +1.212.297.1710
Email: info@okapipartners.com

Media Inquiries

Stephen Spruiell
212-478-2017
sspruiell@elliottmgmt.com

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